TRUSTCO
Bank Corp NY

ANNUAL REPORT

2006

07050658

PROCESSED
APR 12 2007
THOMSON FINANCIAL

RECD S.E.C.
APR 10 2007
1086

TRUSTCO Bank Corp NY

TrustCo Bank Corp NY is a savings and loan holding company headquartered in Glenville, New York. The Company is the largest financial services company headquartered in the Capital Region of New York State and its principal subsidiary, Trustco Bank, operates 92 community banking offices and 90 Automatic Teller Machines throughout the Bank's market area. The Company serves five states and 21 counties with a broad range of community banking services.

Financial Highlights

(dollars in thousands, except per share data)	Years ended December 31, 2006	2005	Percent Change
Income:			
Net interest income (Taxable Equivalent)	$ **101,370**	107,948	(6.09)%
Net income	**45,325**	58,989	(23.16)
Per Share:			
Basic earnings	**.605**	.787	(23.13)
Diluted earnings	**.603**	.782	(22.89)
Tangible book value	**3.19**	3.05	4.59
Average Balances:			
Assets	**2,973,952**	2,844,974	4.53
Loans, net	**1,611,355**	1,336,899	20.53
Deposits	**2,628,338**	2,505,967	4.88
Shareholders' equity	**230,259**	226,571	1.63
Financial Ratios:			
Return on average assets	**1.52%**	2.07	(26.57)
Return on average equity (1)	**18.71**	26.07	(28.23)
Consolidated tier 1 capital to:			
Total average assets (leverage)	**7.67**	8.04	(4.60)
Risk-adjusted assets	**14.88**	16.58	(10.25)
Total capital to risk-adjusted assets	**16.14**	17.85	(9.58)
Net loans charged off (recovered) to average loans	**(.09)**	(.17)	47.06
Allowance for loan losses to nonperforming loans	**5.0x**	14.1x	(64.54)
Efficiency ratio	**42.03%**	38.29	(9.77)
Dividend payout ratio	**105.70**	77.46	36.46

Per share information of common stock

	Basic Earnings	Diluted Earnings	Cash Dividend	Tangible Book Value	Range of Stock Price High	Low
2005						
First quarter	$ .199	.197	.150	2.99	13.87	11.20
Second quarter	.200	.199	.150	3.12	13.25	10.73
Third quarter	.210	.208	.150	3.07	13.66	12.15
Fourth quarter	.179	.178	.160	3.05	13.47	11.40
2006						
First quarter	**.165**	**.164**	**.160**	**2.96**	**13.00**	**11.88**
Second quarter	**.166**	**.165**	**.160**	**2.86**	**12.30**	**10.50**
Third quarter	**.149**	**.149**	**.160**	**3.03**	**11.25**	**10.40**
Fourth quarter	**.125**	**.125**	**.160**	**3.19**	**11.48**	**10.59**

(1) Excludes the effect of accumulated other comprehensive income.

Trustco Continues to Expand... Recent Openings

NEW YORK • VERMONT • NEW JERSEY • MASSACHUSETTS



- **AIRMONT**
  Rockland County
- **CHATHAM**
  Columbia County
- **MAMARONECK**
  Westchester County
- **MONROE**
  Orange County
- **NEW CITY**
  Rockland County
- **NORTHERN PINES ROAD**
  Saratoga County
- **PITTSFIELD, MA**
  Berkshire County

FLORIDA



- **APOLLO BEACH**
  Hillsborough County
- **CURRY FORD ROAD**
  Orange County
- **LEESBURG**
  Lake County
- **ORANGE CITY**
  Volusia County
- **RINEHART ROAD**
  Seminole County
- **N. CLERMONT**
  Lake County
- **S. CLERMONT**
  Lake County

TRUSTCO Bank Corp NY

Table of Contents

TrustCo Mission Statement:

TrustCo will be the low cost provider of high quality services to our customers in the communities we serve and return to our owners an above average return on their investment.

President's Message

Dear Shareholder:

We are pleased to report 2006 was a year of challenges and growth for our Bank. We posted increases in deposits, loans and new branch offices. As expected net income was down last year primarily due to the yield curve and the resulting pressure of our margins.

We continued our branch office expansion during 2006, opening a total of 12 new offices. In Florida, we currently have 18 offices with additional branches pending. Our downstate New York region also has shown impressive growth over the past several years. We currently have thirteen branch offices with additional branches pending. In 2006 we opened an office in Pittsfield, MA, and have plans to open a few additional in the Berkshires. This is our first office in Massachusetts, which represents an extension of our existing territory and not a major move eastward (much like Bennington, VT and Ramsey, NJ).

The expansion of our branch network has resulted in the continued growth of our loan and deposit base. As of December 31, 2006, loans grew by an impressive $291.8 million or 19.84% compared to December 31, 2005. This is the second straight year loans have shown double digit increases. Deposits also saw strong growth, up $236.9 million or 9.24% compared to year-end 2005.

TrustCo has proudly received national recognition throughout the years; however, the recognition we received in 2006 was especially rewarding. SNL Financial, a leading financial service firm, listed the top 100 Savings Banks in the Country based on various performance measures. Trustco was ranked number one. It is gratifying that Trustco continues to be recognized as one of the best performing banks in the United States.

TrustCo's efficiency ratio of 42.03% continues to stand at industry leading levels. This ratio is the best indicator of expense controls at a banking company. Our continued low level is especially impressive since it has been maintained while the Company has undergone such significant growth in our branch network. Cost control has always been a hallmark of TrustCo's success.

While we have seen excellent growth in our loan portfolio, we continue to be mindful of loan quality. As of year-end 2006, TrustCo had just $7.1 million in nonperforming loans, which is a mere 0.4% of our loan portfolio. As of year-end 2006, our loan loss reserve was $35.6 million or 5x nonperforming loans.

TrustCo's most important ratio, return on average equity (ROE), was 18.71% for 2006, despite a difficult banking environment. We are committed to insuring that our ROE compares favorably with any peer group, and I am confident that our current 18.71% ratio ranks well compared to our banking peers.

TRUSTCO Bank Corp NY

President's Message *(continued)*

Our Trust Department, which currently manages over $900 million in assets, continues to move forward. With their "personal hands-on approach" to money, estate and trust management and their new Gallery Accounts, which cater to individual investors and IRA's, 2007 should be a great year for the Trust area.

Also during 2006 we adopted new required accounting standards that had the affect of increasing our capital by $13.9 million. These standards address the issues that many companies face with respect to their employee benefit plans and recording prior period immaterial items. At TrustCo our employee benefit plans are fully funded and these new standards actually resulted in an increase to our capital. Also, we had an increase to our capital as a result of recording these prior period items.

Shareholders have inquired about our plans relating to dividends. We understand the importance of dividends to our shareholders. The dividend level is reviewed on an annual basis, it continues to be our belief that excess capital should be returned to our shareholders. We are mindful of our mission statement to give our owners an above average return on your investment. We also believe that it is prudent to retain enough capital to support our growth and to remain well capitalized.

We are very enthusiastic about TrustCo's future. Our superior products, efficient delivery system, and continued expansion of our branch network give us a great platform for future growth and success. On behalf of the Board of Directors and employees of our Bank, I would like to thank our shareholders for your continued support of our Company.

Sincerely,

Robert J. McCormick
President & Chief Executive Officer
TrustCo Bank Corp NY

SEC MAIL PROCESSING
RECEIVED
APR 10 2007
WASH. D.C. 210 SECTION

Management's Discussion and Analysis of Financial Condition and Results of Operations

The financial review which follows will focus on the factors affecting the financial condition and results of operations of TrustCo Bank Corp NY (the "Company", "TrustCo" or the "Bank"), during 2006 and, in summary form, the two preceding years. Net interest income and net interest margin are presented in this discussion on a taxable equivalent basis. Balances discussed are daily averages unless otherwise described. The consolidated financial statements and related notes and the quarterly reports to shareholders for 2006 should be read in conjunction with this review. Certain amounts in years prior to 2006 have been reclassified to conform with the 2006 presentation.

Overview

TrustCo recorded net income of $45.3 million or $0.603 of diluted earnings per share for the year ended December 31, 2006, compared to $59.0 million or $0.782 of diluted earnings per share for the year ended December 31, 2005. This represents a decrease of 23.2% in net income between 2005 and 2006.

During 2006, the following had a significant effect on net income:

- a decrease of $6.6 million in taxable equivalent net interest income compared to 2005, because an increase in the average balance of interest earning assets of $133.0 million was offset by an increase in interest bearing liabilities and a decrease of 40 basis points ("bp") in the net interest margin,
- a reduction in the credit provision for loan losses from $6.3 million in 2005 to a $3.6 million credit in 2006,
- the recognition of net securities gains of $6.0 million in 2005 compared to net securities losses of $596 thousand recorded in 2006,
- a reduction in total noninterest income (excluding the impact of net securities transactions) of $3.8 million resulting primarily from certain transactions in 2005 related to the sale of the credit card portfolio, the sale of the Canajoharie Branch and the sale of the former operations center which did not recur, and
- an increase of $2.8 million in total noninterest expense from $46.2 million in 2005 to $49.1 million in 2006.

TrustCo has performed well with respect to a number of key performance ratios during 2006 and 2005, including:

- return on average equity of 18.71% for 2006 and 26.07% for 2005,
- return on average assets of 1.52% for 2006 and 2.07% for 2005, and
- an efficiency ratio of 42.03% for 2006 and 38.29% for 2005.

During 2006, TrustCo's results were negatively affected by the continued impact of the inverted yield curve and its impact on deposit and loan pricing. An inverted yield curve exists when market interest rates are higher for short term funds than for longer term funds. As an example, at year end 2006 the overnight rate paid between banks of the highest

MIX OF AVERAGE EARNING ASSETS

(dollars in thousands)

				2006 vs.	2005 vs.	Components of Total Earning Assets		
	2006	2005	2004	**2005**	2004	**2006**	2005	2004
Loans, net	**$1,611,355**	1,336,899	1,176,856	**274,456**	160,043	**55.6%**	48.3	43.1
Securities available for sale:								
U.S. Treasuries and agencies	**926**	1,059	634	**(133)**	425	**—**	—	—
Government sponsored enterprises	**783,485**	667,967	713,969	**115,518**	(46,002)	**27.0**	24.2	26.2
States and political subdivisions	**127,173**	127,704	168,723	**(531)**	(41,019)	**4.4**	4.6	6.2
Mortgage-backed securities and collateralized mortgage obligations	**184,721**	210,720	149,298	**(25,999)**	61,422	**6.4**	7.6	5.5
Other	**12,326**	16,734	25,221	**(4,408)**	(8,487)	**0.4**	0.6	0.9
Total securities available for sale	**1,108,631**	1,024,184	1,057,845	**84,447**	(33,661)	**38.2**	37.0	38.8
Federal funds sold and other short-term investments	**180,267**	406,131	494,579	**(225,864)**	(88,448)	**6.2**	14.7	18.1
Total earning assets	**$2,900,253**	2,767,214	2,729,280	**133,039**	37,934	**100.0%**	100.0	100.0

The average balances of securities available for sale are presented using amortized cost for these securities.

Management's Discussion and Analysis *(continued)*

quality rating (the federal fund rate) was 5.25% while the 10 year United States Treasury rate was 4.70%. This has a negative impact on banks because most of the deposit products offered to customers are priced based upon the short term rates (primarily the federal funds rate or a comparable short term rate) whereas the loan products are priced utilizing the longer term treasury (or other long term high quality investments). This can be seen in both the net interest income decrease as well as the affect on net interest margin.

During 2006 Trustco also opened 12 new branches. These branches were primarily located in Florida and downstate New York.

Also at year end 2006 TrustCo adopted new accounting requirements as stipulated in SEC Staff Accounting Bulletin No. 108. SAB No. 108 changes the method of quantifying prior year misstatements. In accordance with the transition provisions of SAB No. 108, the Company recorded a cumulative effect adjustment to its January 1, 2006 undivided profits, net of tax, which had the impact of increasing capital by $9.6 million and decreasing return on average equity by approximately 1% for 2006. See section "Recently Adopted Accounting Changes" for more information.

In addition, the Company adopted new accounting standards with respect to pension and post retirement benefit plans. As a result of this change TrustCo recorded an increase in capital of $7.3 million. See the section "Recently Adopted Accounting Changes" for more details.

TrustCo's operations focus on providing high quality service to the communities served by its branch-banking network. The financial results for the Company are influenced by economic events that affect those communities, as well as national economic trends, primarily interest rates, affecting the entire banking industry.

TrustCo continues to open new branch locations. During 2006 a net increase of eleven new branches were added to the franchise. The new branch locations continue the plan established several years ago to expand the franchise to areas experiencing economic growth. In 2007, this strategy will lead to the opening of seven to ten new branches. Management believes that expanding into central Florida and the downstate region of New York has been a success. The new branches have the same products and features found at other TrustCo locations. With a combination of competitive rates, excellent service and convenient locations,

LOAN PORTFOLIO

(dollars in thousands)

	As of December 31,					
	2006		2005		2004	
	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	**$ 247,622**	**14.0%**	$202,570	13.8%	$193,188	15.6%
Real estate - construction	**25,534**	**1.4**	22,123	1.5	20,148	1.6
Real estate - mortgage	**1,240,312**	**70.4**	1,047,994	71.2	822,103	66.3
Home equity lines of credit	**242,555**	**13.8**	192,291	13.1	191,242	15.4
Installment loans	**6,491**	**0.4**	5,741	0.4	13,384	1.1
Total loans	**1,762,514**	**100.0%**	1,470,719	100.0%	1,240,065	100.0%
Less: Allowance for loan losses	**35,616**		45,377		49,384	
Net loans (1)	**$1,726,898**		$1,425,342		$1,190,681	

	Average Balances									
	2006		2005		2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	**$ 221,527**	**13.8%**	$ 192,378	14.4%	$ 189,179	16.1%	$ 199,729	15.7%	$198,566	13.1%
Real estate - construction	**21,784**	**1.4**	18,893	1.4	12,430	1.1	6,684	0.5	9,752	0.6
Real estate - mortgage	**1,144,378**	**71.0**	922,875	69.0	780,777	66.3	899,415	70.5	1,156,779	76.5
Home equity lines of credit	**218,297**	**13.5**	192,819	14.4	181,948	15.5	155,185	12.2	129,847	8.6
Installment loans	**5,369**	**0.3**	9,934	0.8	12,522	1.0	14,010	1.1	17,504	1.2
Total loans	**1,611,355**	**100.0%**	1,336,899	100.0%	1,176,856	100.0%	1,275,023	100.0%	1,512,448	100.0%
Less: Allowance for loan losses	**35,538**		47,653		49,299		51,311		56,525	
Net loans (1)	**$ 1,575,817**		$1,289,246		$1,127,557		$1,223,712		$1,455,923	

(1) Presented net of deferred direct loan origination fees and costs.

Management's Discussion and Analysis *(continued)*


Taxable Equivalent
Net Interest Income (dollars in millions)
$125
100
75
50
25
$105.0
$107.9
$101.4
2004
2005
2006

management believes that the new branches will attract deposit and loan customers and be a welcome addition to these communities.

Overall, 2006 was marked by growth in each of the key drivers of performance. Deposits ended 2006 at $2.80 billion, an increase from the prior year of $236.9 million or 9.2%, and the loan portfolio grew to a total of $1.76 billion, an increase of $291.8 million over the 2005 year end balance. The increase in deposits and loans reflect the success the Company has had in attracting new customers to the Bank, both in new branch locations as well as overall. Management believes that TrustCo's success is predicated on providing core banking services to a wider number of customers.

Asset/Liability Management

In managing its balance sheet, TrustCo utilizes funding and capital sources within sound credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors. Loans and securities (including federal funds sold) are the Company's primary earning assets. Average interest earning assets were 97.5% and 97.3% of average total assets for 2006 and 2005, respectively.

TrustCo, through its management of liabilities, attempts to provide stable and flexible sources of funding within established liquidity and interest rate risk guidelines. This is accomplished through core deposit banking products offered within the markets served by the Company. TrustCo does not actively seek to attract out-of-area deposits or so-called "hot money"; rather the Company focuses on core relationships with both depositors and borrowers.

TrustCo's objectives in managing its balance sheet are to limit the sensitivity of net interest income to actual or potential changes in interest rates and to enhance profitability through strategies that should provide sufficient reward for understood and controlled risk. The Company is deliberate in its effort to maintain adequate liquidity under prevailing and projected economic conditions and to maintain an efficient and appropriate mix of core deposit relationships.

The Company relies on traditional banking investment instruments and its large base of core deposits to help in asset/liability management.

Interest Rates

TrustCo competes with other financial service providers based upon many factors including quality of service, convenience of operations, and rates paid on deposits and charged on loans. The absolute level of interest rates, changes in rates, and customers' expectations with respect to the direction of interest rates have a significant impact on the volume of loan and deposit originations in any particular year.

Interest rates have a significant impact on the operations and financial results of all financial services companies. One of the most important interest rates used to control national economic policy is the "federal funds" rate. This is the interest rate utilized within the banking system for overnight borrowings for institutions with the highest credit rating. The federal funds rate increased by 100 basis points during 2006 from 4.25% at the beginning of the year to 5.25% by year end. For 2005 the federal funds rate began the year at 2.25% and ended 2005 at 4.25%, an increase of 200 basis points. Therefore the federal funds rate has increased by a total of 300 basis points between January 1, 2005 and December 31, 2006. Traditionally interest rates on bank deposit accounts are heavily influenced by the federal funds rate. Consequently the cost of deposits during this time period also increased.

During this same time period the 10 year treasury bond rate did not change consistent with the increased federal funds rate. The 10 year treasury was 4.36% at the beginning of 2006 and ended the year at 4.70%. Likewise in 2005 the 10 year treasury began the year at 4.22% and ended 2005 at 4.36%. Therefore for the period from January 1, 2005 to December 31, 2006 the 10 year treasury increased by 48 basis points as compared to the 300 basis points increase in the federal funds rate. The rate on the 10 year treasury bond and other long-term interest rates has a significant influence on the rates for new residential real estate loans. These changes in interest rates have an effect on the Company relative to the interest income on loans, securities and federal funds sold and other short term instruments as well as on interest expense on deposits and borrowings. Residential real estate loans and longer-term investments are most affected by the changes in longer term market interest rates such as the 10 year treasury. The federal funds sold portfolio and other short term investments are affected primarily by changes in the federal funds

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGES IN INTEREST RATES

(dollars in thousands)

	December 31, 2006			
	In 1 Year or Less	After 1 Year But Within 5 Years	After 5 Years	Total
Commercial	$71,336	85,841	90,445	247,622
Real estate construction	25,534	—	—	25,534
Total	96,870	85,841	90,445	273,156
Predetermined rates	29,789	85,841	90,445	206,075
Floating rates	67,081	—	—	67,081
Total	$96,870	85,841	90,445	273,156

target rate. Deposit interest rates are most affected by short term market interest rates. Also, changes in interest rates have an effect on the recorded balance of securities available for sale portfolio, which is recorded at fair market value. Generally, as interest rates increase the fair market value of the securities available for sale portfolio will decrease. Interest rates on new residential real estate loan originations are also influenced by the rates established by secondary market participants such as Freddie Mac and Fannie Mae. Because TrustCo is a portfolio lender and does not sell loans into the secondary market, the Company establishes rates that management determines are appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates.

The net effect of these interest rate changes is that the yields earned on short term investments have increased while longer term investment yields have remained relatively flat, and deposit costs have risen.

Earning Assets

Average earning assets during 2006 were $2.90 billion, which was an increase of $133.0 million from the prior year. This increase was primarily the result of growth in the average balance of loans by $274.5 million, an $84.5 million increase in securities available for sale and a decrease of $225.9 million of federal funds sold and other short term investments between 2005 and 2006. The increase in the loan portfolio is primarily the result of the $224.4 million increase in real estate loans. This increase in real estate loans is a result of aggressive marketing of this product throughout the TrustCo branch network, an effective marketing campaign and competitive rates and closing costs.

Total average assets were $2.97 billion for 2006 and $2.84 billion for 2005.

The table "Mix of Average Earning Assets" shows how the mix of the earning assets has changed over the last three years. While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels, as discussed below.

Loans

Average loans increased $274.5 million during 2006. Interest income on the loan portfolio also increased to $104.4 million in 2006 from $86.6 million in 2005. The average yield remained unchanged at 6.48% in 2006 and 2005.

Historically, TrustCo has distinguished itself as a principal originator of residential real estate loans. Through marketing, pricing and a customer-friendly service delivery network, TrustCo has attempted to distinguish itself from other mortgage lenders. The uniqueness of the loan products was highlighted by TrustCo in an effort to differentiate them from those of other lenders. Specifically, low closing costs, no escrow or private mortgage insurance and quick loan approvals were identified and marketed. The fact that the Company holds mortgages in its loan portfolio rather than selling them into secondary markets was also highlighted. The average balance of residential real estate loans was $930.7 million in 2005 and $1.15 billion in 2006. Income on real estate loans increased to $71.6 million in 2006 from $58.9 million in 2005. The yield on the portfolio decreased from 6.33% for 2005 to 6.21% in 2006 due to changes in retail rates in the marketplace. Residential real estate loans at December 31, 2006 were $1.25 billion compared to $1.06 billion at year end 2005, an increase of $192.5 million.

The majority of TrustCo's real estate loans are secured by properties within the Bank's market area. During 2006, management continued its established practice of retaining all new loan originations in the Bank's portfolio rather than selling them in the secondary market.

Management's Discussion and Analysis *(continued)*

Average commercial loans of $234.7 million in 2006 increased by $31.3 million from $203.4 million in 2005. The average yield on the commercial loan portfolio increased to 7.55% for 2006 from 7.26% in 2005. This resulted in income on commercial loans of $17.7 million in 2006 and $14.8 million in 2005.

TrustCo strives to maintain strong asset quality in all segments of its loan portfolio, especially commercial loans. Competition for commercial loans continues to be very intense in the Bank's market region. The Bank competes with large money center and regional banks as well as with smaller locally based banks and thrifts. Over the last several years, competition for commercial loans has intensified as smaller banks and thrifts have tried to develop commercial loan portfolios.

TrustCo's commercial lending activities are focused on balancing the Company's commitment to meeting the credit needs of businesses in its market area with the necessity of managing its credit risk. In accordance with these goals, the Company has consistently emphasized the origination of loans within its market area. The portfolio contains no foreign loans, nor does it contain any significant concentrations of credit to any single borrower or industry. The commercial loan portfolio reflects the diversity of businesses found in the Capital Region's economy. Light manufacturing, retail, service, and real estate related business are a few examples of the types of businesses located in the Company's market area.

TrustCo has a leadership position in the home equity credit line product in its market area. TrustCo was one of the first financial institutions in the Capital Region to aggressively market and originate this product, and management believes, has developed significant expertise with respect to its risks and rewards. During 2006, the average balance of home equity credit lines was $218.3 million, an increase from $192.8 million in 2005. The home equity credit line product has developed into a significant business line for most financial services companies. Trustco Bank competes with both regional and national concerns for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans. TrustCo continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive. The average yield increased to 6.59% for 2006 from 6.11% in 2005. This resulted in interest income on home equity credit lines of $14.4 million in 2006, compared to $11.8 million in 2005.

The average balance of installment loans, net, decreased to $5.4 million in 2006 from $9.9 million in 2005. The yield on installment loans increased to 14.25% in 2006 from 12.26% in 2005, resulting in interest income of $765 thousand.

Securities available for sale: The portfolio of securities available for sale is designed to provide a stable source of interest income and liquidity. The portfolio is also managed by the Company to take advantage of changes in interest rates. The securities available for sale portfolio is managed under a policy detailing the types, duration, and interest rates acceptable in the portfolio.

The designation of "available for sale" is made at the time of purchase, based upon management's intent to hold the securities for an indefinite period of time. The Company currently has no intent to sell securities with temporary impairment. However, these securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments.

At December 31, 2005, securities available for sale amounted to $1.08 billion, compared to $1.05 billion at year end 2006. For 2006, the average balance of securities available for sale was $1.11 billion with an average yield of 5.32%, compared to an average balance in 2005 of $1.02 billion with an average yield of 5.36%. The taxable equivalent income earned on the securities portfolio in 2005 was $54.9 million, compared to $59.0 million earned in 2006.

During 2005, TrustCo recognized approximately $6.0 million of net gains from securities transactions, compared to net losses from securities transactions of $596 thousand in 2006.

TrustCo has not invested in any exotic investment products such as interest rate swaps, forward placement contracts, or other instruments commonly referred to as derivatives. By actively managing a portfolio of high quality securities, TrustCo can meet the objectives of asset/liability management and liquidity, while at the same time producing a reasonably predictable earnings stream.

Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders' equity. Average balances of securities available for sale are stated at amortized cost. At December 31, 2006 and 2005, the market value of TrustCo's portfolio of securities available for sale carried net unrealized losses of approximately $17.0 million and $10.1 million, respectively.

Maturity and call dates of securities: Many of the securities in the investment portfolio have a call date in addition to the stated maturity date. Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices. Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate. Therefore, for cash flow, liquidity and interest rate management purposes, it is important to monitor both maturity dates and call dates. The table below details the portfolio of securities available for sale by both maturity date

Management's Discussion and Analysis *(continued)*

and call date as of December 31, 2006. Mortgage-backed securities are reported using an estimate of average life; equity securities are excluded.

The table, "Securities Portfolio Maturity Distribution and Yield," distributes the securities available for sale portfolio as of December 31, 2006, based on the final maturity of the securities. Mortgage-backed securities are stated using estimated average life, and equity securities are excluded. Actual maturities may differ from contractual maturities because of securities' prepayments and the right of certain issuers to call or prepay their obligations without penalty.

Federal funds sold and other short-term investments: During 2006, the average balance of federal funds sold and other short-term investments was $180.3 million, a decrease from $406.1 million in 2005. The average rate earned on these assets was 2.96% in 2005 and 4.94% in 2006. TrustCo utilizes this category of earning assets as a means of maintaining strong liquidity as interest rates change.

During 2006, the target federal funds rate set by the Federal Open Market Committee (FOMC) changed significantly as described previously. The federal funds sold and other short-term investments portfolio is significantly affected by changes in the target federal funds rate as are virtually all interest sensitive instruments.

The year end balance of federal funds sold and other short term investments was $243.4 million for 2006 compared to $257.2 million for year end 2005. Management anticipates evaluating the overall level of the federal funds sold and other short term investments portfolio for 2007 and will make appropriate adjustments based upon market opportunities and interest rates.

Funding Sources

TrustCo utilizes various traditional sources of funds to support its asset portfolio. The table, "Mix of Average Sources of Funding," presents the various categories of funds used and the corresponding average balances for each of the last three years.

Deposits: Average total deposits (including time deposits greater than $100 thousand) were $2.63 billion in 2006, compared to $2.51 billion in 2005, an increase of $122.4 million. Increases were noted primarily in the demand deposits, time deposits and money market account categories. The average balance of interest bearing checking accounts

SECURITIES AVAILABLE FOR SALE

(dollars in thousands)

	As of December 31,					
	2006		2005		2004	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. Treasuries and agencies	$ **999**	**999**	499	498	500	500
Government sponsored enterprises	**751,539**	**733,549**	756,525	743,265	521,078	517,061
States and political subdivisions	**129,633**	**132,880**	115,010	118,950	147,988	154,939
Mortgage-backed securities and collateralized mortgage obligations	**170,450**	**167,896**	202,007	200,963	201,579	201,623
Other	**680**	**672**	685	681	685	685
Total debt securities available for sale	**1,053,301**	**1,035,996**	1,074,726	1,064,357	871,830	874,808
Equity securities	**11,933**	**12,274**	19,418	19,719	16,741	21,181
Total securities available for sale	**$1,065,234**	**1,048,270**	1,094,144	1,084,076	888,571	895,989

SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Debt securities available for sale:

(dollars in thousands)

	As of December 31, 2006			
	Based on Final Maturity		Based on Call Date	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	$ **66,648**	**66,445**	**754,018**	**736,097**
1 to 5 years	**350,083**	**345,905**	**234,967**	**234,105**
5 to 10 years	**70,748**	**69,754**	**59,827**	**61,168**
After 10 years	**565,822**	**553,892**	**4,489**	**4,626**
Total debt securities available for sale	**$1,053,301**	**1,035,996**	**1,053,301**	**1,035,996**

Management's Discussion and Analysis *(continued)*

decreased by $30.8 million to $287.4 million in 2006. Savings account balances decreased from $783.4 million in 2005 to $702.8 million in 2006. Time deposits increased on average by $117.2 million, money market accounts increased by an average of $106.9 million and demand deposits increased by $9.7 million during 2006 compared to 2005.

The increase in deposits reflects the impact of new branches opened over the last several years, and the continuing focus at TrustCo on providing core banking services better, faster and cheaper than its competitors. Management believes that another contributing factor to the increase in deposits is the overall increase in the rates paid on deposit accounts. As noted previously the largest growth in deposits is in the categories of money market and time deposits which carry the highest cost in terms of interest rates while at the same time the Company experienced a deposit outflow in savings accounts which is a relatively low cost source of deposits. The increasing rates are attracting customers away from other investment opportunities such as stocks or bonds. TrustCo, with its expanding branch network, is well positioned to attract these new deposits.

The overall cost of interest bearing deposits was 1.92% in 2005 compared to 2.82% in 2006. The increase in the average balance of interest bearing deposits, coupled with a 90 basis point increase in the average cost, resulted in an increase of approximately $23.6 million in interest expense to $67.2 million in 2006.

The Company strives to maintain competitive rates on deposit accounts and to attract customers through a combination of competitive interest rates, quality customer service, and convenient banking locations. In this fashion, management believes, TrustCo is able to attract deposit customers looking for a long-term banking relationship, and to cross sell banking services utilizing the deposit account relationship as the starting point.

SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

Debt securities available for sale:

(dollars in thousands)

	As of December 31, 2006				
	Maturing:				
	Within 1 Year	After 1 But Within 5 Years	After 5 But Within 10 Years	After 10 Years	Total
U.S. Treasuries and agencies					
Amortized cost	$ 999	—	—	—	999
Fair value	999	—	—	—	999
Weighted average yield	4.59%	—	—	—	4.59
Government sponsored enterprises					
Amortized cost	$ 59,993	164,158	54,900	472,488	751,539
Fair value	59,811	162,468	54,157	457,113	733,549
Weighted average yield	4.66%	4.93	5.34	5.42	5.24
States and political subdivisions					
Amortized cost	$ 275	35,484	1,458	92,416	129,633
Fair value	275	35,253	1,473	95,879	132,880
Weighted average yield	4.70%	3.42	5.20	4.85	4.46
Mortgage-backed securities and collateralized mortgage obligations					
Amortized cost	$ 5,351	149,791	14,390	918	170,450
Fair value	5,330	147,542	14,124	900	167,896
Weighted average yield	5.02%	4.70	4.79	6.87	4.73
Other					
Amortized cost	$ 30	650	—	—	680
Fair value	30	642	—	—	672
Weighted average yield	3.00%	4.60	—	—	4.84
Total debt securities available for sale					
Amortized cost	$ 66,648	350,083	70,748	565,822	1,053,301
Fair value	66,445	345,905	69,754	553,892	1,035,996
Weighted average yield	4.69%	4.68	5.23	5.33	5.05

Weighted average yields have not been adjusted for any tax-equivalent factor. Government sponsored enterprises maturing after 10 years have final maturities of less than 15 years. States and political subdivisions maturing after 10 years have final maturities of less than 20 years.

Management's Discussion and Analysis *(continued)*

AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS

(dollars in thousands)	2006			2005			2004		
	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate
Assets									
Loans, net	**$1,611,355**	**104,437**	**6.48%**	1,336,899	86,669	6.48%	1,176,856	75,232	6.39%
Securities available for sale:									
U.S. Treasuries and agencies	**926**	**42**	**4.56**	1,059	28	2.64	634	11	1.74
Government sponsored enterprises	**783,485**	**40,816**	**5.21**	667,967	34,478	5.16	713,969	39,785	5.57
States and political subdivisions	**127,173**	**8,766**	**6.89**	127,704	9,658	7.56	168,723	13,302	7.88
Mortgage-backed securities and collateralized mortgage obligations	**184,721**	**8,661**	**4.69**	210,720	9,738	4.62	149,298	7,032	4.71
Other	**12,326**	**676**	**5.48**	16,734	1,025	6.12	25,221	1,744	6.92
Total securities available for sale	**1,108,631**	**58,961**	**5.32**	1,024,184	54,927	5.36	1,057,845	61,874	5.85
Federal funds sold and other short-term investments	**180,267**	**8,912**	**4.94**	406,131	12,009	2.96	494,579	6,675	1.35
Total interest earning assets	**2,900,253**	**172,310**	**5.94%**	2,767,214	153,605	5.55%	2,729,280	143,781	5.27%
Allowance for loan losses	**(35,538)**			(47,653)			(49,299)		
Cash and noninterest earning assets	**109,237**			125,413			148,214		
Total assets	**$2,973,952**			2,844,974			2,828,195		
Liabilities and shareholders' equity									
Interest bearing deposits:									
Interest bearing checking accounts	**$ 287,406**	**1,303**	**0.45%**	318,167	1,376	0.43%	328,804	1,586	0.48%
Savings	**702,790**	**10,800**	**1.54**	783,410	6,769	0.86	809,438	7,968	0.98
Time deposits and money markets	**1,393,081**	**55,125**	**3.96**	1,169,018	35,481	3.04	1,123,474	28,223	2.51
Total interest bearing deposits	**2,383,277**	**67,228**	**2.82**	2,270,595	43,626	1.92	2,261,716	37,777	1.67
Short-term borrowings	**95,239**	**3,708**	**3.89**	83,381	2,026	2.43	100,855	972	0.96
Long-term debt	**72**	**4**	**5.22**	99	5	5.22	151	8	5.40
Total interest bearing liabilities	**2,478,588**	**70,940**	**2.86%**	2,354,075	45,657	1.94%	2,362,722	38,757	1.64%
Demand deposits	**245,061**			235,372			212,463		
Other liabilities	**20,044**			28,956			29,291		
Shareholders' equity	**230,259**			226,571			223,719		
Total liabilities and shareholders' equity	**$2,973,952**			2,844,974			2,828,195		
Net interest income		**101,370**			107,948			105,024	
Taxable equivalent adjustment		**3,103**			3,431			4,995	
Net interest income		**$ 98,267**			$104,517			$100,029	
Net interest spread			**3.08%**			3.61%			3.63%
Net interest margin (net interest income to total interest earning assets)			**3.50**			3.90			3.85

Portions of income earned on certain commercial loans, U.S. Government obligations, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation. Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after tax income. Federal and New York State tax rates used to calculate income on a tax equivalent basis were 35.0% and 7.5% for 2006, 2005, and 2004. The average balances of securities available for sale were calculated using amortized costs for these securities. Included in the average balance of shareholders' equity is $(12.0) million, $0.3 million, and $11.5 million in 2006, 2005, and 2004, respectively, net of unrealized (depreciation) appreciation, net of tax, in the available for sale securities portfolio. The gross amounts of the net unrealized (depreciation) appreciation has been included in cash and noninterest earning assets. Nonaccrual loans are included in average loans.

Management's Discussion and Analysis *(continued)*

MATURITY OF TIME DEPOSITS OVER $100 THOUSAND

(dollars in thousands)	As of December 31, 2006
Under 3 months	$ 27,776
3 to 6 months	59,147
6 to 12 months	86,775
Over 12 months	126,115
Total	$ 299,813

Other funding sources: The Company had $95.2 million of average short-term borrowings outstanding during 2006 compared to $83.4 million in 2005. The average cost of short-term borrowings was 3.89% in 2006 and 2.43% in 2005. This resulted in interest expense of approximately $3.7 million in 2006. The increase in the rate paid on these funds is a result of the increase in the target federal funds rate during 2005 and 2006.

Capital Resources

Consistent with its long-term goal of operating a sound and profitable financial organization, TrustCo strives to maintain strong capital ratios and to qualify as a well capitalized bank in accordance with federal regulatory requirements. Historically, most of the Company's capital requirements have been provided through retained earnings generated. New issues of equity securities have not been required to support the Company's growth.

A basic element of TrustCo's operating philosophy is that the Company will not retain excess capital. Capital generated by the Company that is in excess of the levels considered by management to be necessary for the safe and sound operation of the Company has been distributed to the shareholders in the form of cash dividends. Consequently, the capital ratios that are maintained are adequate, in the view of management, but not excessive. This philosophy has led to a dividend payout ratio of 105.7% of net income in 2006, 77.5% of net income in 2005, and 78.8% for 2004. These are significant payouts to the Company's shareholders and are considered by management to be a prudent use of excess capital. As to the likelihood of future dividends, it is currently anticipated that the philosophy stated above will continue.

TrustCo's Tier 1 capital was 14.88% of risk-adjusted assets at December 31, 2006, and 16.58% of risk-adjusted assets at December 31, 2005. Tier 1 capital to average assets at December 31, 2006 was 7.67%, as compared to 8.40% at year end 2005.

At December 31, 2006 and 2005, TrustCo and Trustco Bank met their respective regulators' definition of a well capitalized institution.

Risk Management

The responsibility for balance sheet risk management oversight is the function of the Asset Allocation Committee. This committee meets monthly and includes the executive officers of the Company as well as other department managers as appropriate. The meetings include a review of balance sheet structure, formulation of strategy in light of anticipated economic conditions, and comparison to established guidelines to control exposures to various types of risk.

Credit Risk

Credit risk is managed through a network of loan officer authorities, review committees, loan policies, and oversight from the senior executives of the Company. Management follows a policy of continually identifying, analyzing, and evaluating the credit risk inherent in the loan portfolio. As a result of

MIX OF AVERAGE SOURCES OF FUNDING

(dollars in thousands)				2006 vs.	2005 vs.	Components of Total Funding		
	2006	2005	2004	2005	2004	2006	2005	2004
Demand deposits	$ 245,061	235,372	212,463	9,689	22,909	9.0%	9.1	8.3
Retail deposits:								
Savings	702,790	783,410	809,438	(80,620)	(26,028)	25.8	30.3	31.4
Time deposits under $100 thousand	882,280	813,751	789,211	68,529	24,540	32.4	31.4	30.6
Interest bearing checking accounts	287,406	318,167	328,802	(30,761)	(10,637)	10.6	12.3	12.8
Money market deposits	260,751	153,838	157,418	106,913	(3,580)	9.5	5.9	6.1
Total retail deposits	2,133,227	2,069,166	2,084,869	64,061	(15,705)	78.3	79.9	80.9
Total core deposits	2,378,288	2,304,538	2,297,334	73,750	7,204	87.3	89.0	89.2
Time deposits over $100 thousand	250,050	201,429	176,845	48,621	24,584	9.2	7.8	6.9
Short-term borrowings	95,239	83,381	100,855	11,858	(17,474)	3.5	3.2	3.9
Long-term debt	72	99	151	(27)	(52)	—	—	—
Total purchased liabilities	345,361	284,909	277,851	60,452	7,058	12.7	11.0	10.8
Total sources of funding	$2,723,649	2,589,447	2,575,185	134,202	14,262	100.0%	100.0	100.0

AVERAGE DEPOSITS BY TYPE OF DEPOSITOR

(dollars in thousands)

	Years Ended December 31,				
	2006	2005	2004	2003	2002
Individuals, partnerships and corporations	**$2,609,596**	2,485,922	2,453,843	2,318,424	2,150,986
U.S. Government	**19**	72	70	73	35
States and political subdivisions	**4,585**	4,875	5,539	9,802	48,049
Other (certified and official checks, etc.)	**14,138**	15,098	14,727	12,528	13,370
Total average deposits by type of depositor	**$2,628,338**	2,505,967	2,474,179	2,340,827	2,212,440

management's ongoing reviews of the loan portfolio, loans are placed in nonaccrual status, either due to the delinquent status of the principal and/or interest payments, or based on a judgment by management that, although payment of principal and/or interest is current, such action is prudent. Thereafter, no interest is taken into income unless received in cash or until such time as the borrower demonstrates a sustained ability to make scheduled payments of interest and principal.

Management has also developed policies and procedures to monitor the credit risk in relation to the federal funds sold portfolio. TrustCo monitors the credit rating and capital levels of the third party banks that they sell federal funds to. Only banks with the highest rating from the credit rating agency selected are included in the list for federal funds transactions.

Nonperforming Assets

Nonperforming assets include loans in nonaccrual status, loans that have been treated as troubled debt restructurings, loans past due three payments or more and still accruing interest, and foreclosed real estate properties.

Nonperforming assets at year end 2006 and 2005 totaled $7.2 million and $3.2 million respectively. Nonperforming loans as a percentage of the total loan portfolio were 0.40% in 2006 and 0.22% in 2005.

Included in nonperforming loans at year end 2006 were $5.7 million of loans in nonaccrual status as compared to $1.7 million at year end 2005. There were $211 thousand of loans past due three payments or more and still accruing interest at year end 2006 and $35 thousand at year end 2005. Restructured loans at year end 2006 were $1.2

VOLUME AND YIELD ANALYSIS

(dollars in thousands)

	2006 vs. 2005			2005 vs. 2004		
	Increase (Decrease)	Due to Volume	Due to Rate	Increase (Decrease)	Due to Volume	Due to Rate
Interest income (TE):						
Federal funds sold and other short-term investments	**$(3,097)**	**(8,707)**	**5,610**	5,334	(941)	6,275
Securities available for sale:						
Taxable	**4,926**	**4,552**	**374**	(3,302)	(153)	(3,149)
Tax-exempt	**(892)**	**(40)**	**(852)**	(3,665)	(3,123)	(522)
Total securities available for sale	**4,034**	**4,512**	**(478)**	(6,947)	(3,276)	(3,671)
Loans, net	**17,768**	**17,151**	**617**	11,437	9,596	1,841
Total interest income	**18,705**	**12,956**	**5,749**	9,824	5,379	4,445
Interest expense:						
Interest bearing checking accounts	**(73)**	**(141)**	**68**	(210)	(50)	(160)
Savings	**4,031**	**(763)**	**4,794**	(1,199)	(249)	(950)
Time deposits and money markets	**19,644**	**7,206**	**12,438**	7,258	1,376	5,882
Short-term borrowings	**1,682**	**322**	**1,360**	1,054	(134)	1,188
Long-term debt	**(1)**	**(1)**	**—**	(3)	(3)	—
Total interest expense	**25,283**	**6,623**	**18,660**	6,900	940	5,960
Net interest income (TE)	**$(6,578)**	**6,333**	**(12,911)**	2,924	4,439	(1,515)

Increases and decreases in interest income and interest expense due to both rate and volume have been allocated to the two categories of variances (volume and rate) based on the percentage relationship of such variances to each other.

Management's Discussion and Analysis *(continued)*

million, compared to $1.5 million at year end 2005. Adherence to sound underwriting standards, vigorous loan collection efforts and timely charge-offs have been cornerstones of the operating philosophy of TrustCo.

Virtually all of the $7.1 million of nonperforming loans at December 31, 2006 are residential real estate or retail consumer loans. A significant portion of the charge-offs for 2006 and 2005 occurred in the residential real estate loan portfolio. During 2006, gross charge-offs of this type of loan was $1.9 million (which represented 88% of total gross charge-offs). In 2005, charge-offs for this type of loan was $1.6 million.

Ongoing portfolio management is intended to result in early identification and disengagement from deteriorating credits. TrustCo has a diversified loan portfolio that includes a significant balance of residential mortgage loans to borrowers in the Capital Region of New York and avoids concentrations to any one borrower or any single industry.

Management is aware of no other loans in the Bank's portfolio that pose significant risk of the eventual non-collection of principal and interest. As of December 31, 2006, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources. TrustCo has no advances to borrowers or projects located outside the United States.

TrustCo has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a troubled debt restructuring, as impaired loans.

At year end 2006 and 2005, there were $1.2 and $1.5 million, respectively, of impaired loans. The average balances of impaired loans were $1.3 million during 2006 and $1.9 million during 2005. The Company recognized approximately $150 thousand of interest income on these loans in 2006 and $201 thousand in 2005.

At year end 2006 there were $92 thousand of foreclosed real estate as compared to $23 thousand in 2005.

Allowance for Loan Losses

The allowance for loan losses is available to absorb losses on loans that management determines are uncollectible. The balance of the allowance is maintained at a level that is, in management's judgment, representative of the loan portfolio's inherent risk.

In deciding on the adequacy of the allowance for loan losses, management reviews past due information, historical charge-off (recovery) data, and nonperforming loan activity. Also, there are a number of other factors that are taken into consideration, including:

- the magnitude, nature and trends of recent loan charge-offs, and recoveries,
- the growth in the loan portfolio and the implication that it has in relation to the economic climate in the Bank's business territory, and
- the economic environment in the Upstate New York territory (the Company's largest geographical area) over the last several years.

Management continues to monitor these trends in determining future provisions or credits for loan losses in relation to loan charge offs, recoveries and the level and trends of nonperforming loans.

The table, "Summary of Loan Loss Experience", includes an analysis of the changes to the allowance for the past five years. Loans charged off in 2006 and 2005 were $2.1 million and $2.5 million, respectively. Recoveries were $3.5 million in 2006 and $4.7 million in 2005. The Company recorded a $3.6 million credit for loan losses in 2006 compared to $6.3 million in 2005. The credit for loan losses recorded in 2006 and 2005 was the result of the significant net recoveries in those years and the lessening impact of prior year net charge off percentages in relation to the allowance methodology, partially offset by growth in the loan portfolio.

At year end 2006 TrustCo implemented new accounting requirements as stipulated in SEC Staff Accounting Bulletin No. 108 which changed the method of quantifying prior year misstatements. As a result of the adoption of SAB No. 108, the Company reduced the allowance for loan losses by $7.6 million which represented an overaccrual from prior years. The reduction in the allowance was recorded as of the beginning of 2006 and prior periods were not restated. See Recently Adopted Accounting Changes.

Market Risk

The Company's principal exposure to market risk is with respect to interest rate risk. Interest rate risk is the potential for economic loss due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current market value.

Quantitative and Qualitative Disclosure about Market Risk

TrustCo realizes income principally from the difference or spread between the interest earned on loans, investments and other interest-earning assets and the interest paid on deposits and borrowings. Loan volume and yield, as well as the volume of and rates on investments, deposits and borrowings are affected by market interest rates. Additionally, because of the terms and conditions of many of the loan documents and deposit accounts, a change in interest rates could also affect the projected maturities of the loan portfolio and/or the deposit base. Accordingly, TrustCo considers interest rate risk to be a market risk for the Company.

Interest rate risk management focuses on evaluating the levels of net interest income and the fair value of capital in varying interest rate cycles within Board-approved policy limits. Interest rate risk management also must take into consideration, among other factors, the Company's overall credit, operating income, operating cost, and capital profile. The Asset Allocation Committee, which includes all members of executive management and reports quarterly to the Board of Directors, monitors and manages interest rate risk to maintain an acceptable level of potential change in the fair value of capital as a result of changes in market interest rates.

The Company uses an internal model as the primary tool to identify, quantify and project changes in interest rates and the impact on the balance sheet. The model utilizes assumptions with respect to cash flows and prepayment speeds taken both from industry sources and internally generated data based upon historical trends in the Bank's balance sheet. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in market interest rates are also incorporated into the model. This model assumes a fair value amount with respect to non-time deposit categories since these deposits are part of the core deposit products of the Company. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure the fair value of capital or precisely predict the impact of fluctuations in interest rates on the fair value of capital.

Using this internal model, the fair values of capital projections as of December 31, 2006 are referenced below. The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2006. The table indicates the impact on the fair value of capital assuming interest rates were to instantaneously increase by 100 bp, 200 bp and 300 bp or to decrease by 100 bp and 200 bp.

As of December 31, 2006	Estimated Percentage of Fair value of Capital to Fair value of Assets
+300 BP	9.98%
+200 BP	11.07
+100 BP	12.53
Current rates	14.05
-100 BP	13.64
-200 BP	12.24

At December 31, 2006 the book value of capital (excluding the impact of accumulated other comprehensive income) to assets was 7.67%.

The fair value of capital is calculated as the fair value of assets less the fair value of liabilities in the interest ratio scenario presented. The fair value of capital in the current rate environment is 14.05% of the fair value of assets whereas the current book value of capital to assets is 7.67% at December 31, 2006. The significant difference between these two capital ratios reflects the impact that a fair value calculation can have on the capital ratios of a company. The fair value of capital calculations take into consideration the fair value of deposits, including those deposits considered core deposits, along with the fair value of assets such as the loan portfolio.

A secondary method to identify and manage the interest rate risk profile is the static gap analysis. Interest sensitivity gap analysis measures the difference between the assets and liabilities repricing or maturing within specific time periods. An asset-sensitive position indicates that there are more rate-sensitive assets than rate-sensitive liabilities repricing or maturing within specific time periods, which would generally imply a favorable impact on

NONPERFORMING ASSETS

(dollars in thousands)

	As of December 31,				
	2006	2005	2004	2003	2002
Loans in nonaccrual status	**$ 5,713**	1,662	557	—	615
Loans contractually past due 3 payments or more and still accruing interest	**211**	35	—	—	—
Restructured loans	**1,189**	1,518	2,610	3,260	4,303
Total nonperforming loans	**7,113**	3,215	3,167	3,260	4,918
Foreclosed real estate	**92**	23	—	—	86
Total nonperforming assets	**$ 7,205**	3,238	3,167	3,260	5,004
Allowance for loan losses	**$35,616**	45,377	49,384	48,739	52,558
Allowance coverage of nonperforming loans	**5.01x**	14.11	15.59	14.95	10.69
Nonperforming loans as a % of total loans	**0.40%**	0.22	0.26	0.28	0.35
Nonperforming assets as a % of total assets	**0.23**	0.11	0.11	0.12	0.19

Management's Discussion and Analysis *(continued)*

net interest income in periods of rising interest rates and a negative impact in periods of falling rates. A liability-sensitive position would generally imply a negative impact on net interest income in periods of rising rates and a positive impact in periods of falling rates.

Static gap analysis has limitations because it cannot measure precisely the effect of interest rate movements, and competitive pressures on the repricing and maturity characteristics of interest-earning assets and interest-bearing liabilities. In addition, a significant portion of the interest sensitive assets are fixed rate securities with relatively long lives whereas the interest-bearing liabilities are not subject to these same limitations. As a result, certain assets and liabilities may in fact reprice at different times and at different volumes than the static gap analysis would indicate.

The Company recognizes the relatively long-term nature of the fixed rate residential loan portfolio. To fund those long-term assets the Company cultivates long-term deposit relationships (often called core deposits). These core deposit relationships tend to be longer term in nature and not as susceptible to changes in interest rates. Core deposit balances allow the Company to take on certain interest rate risk with respect to the asset side of the balance sheet.

The table "Interest Rate Sensitivity" presents an analysis of the interest-sensitivity gap position at December 31, 2006. All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates. Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment and data specific to the Company. The interest rate sensitivity table indicates that TrustCo is asset sensitive in the period 0-90 days and in the period over 5 years. The table indicates that TrustCo is liability sensitive in the other time periods. The effect of being asset sensitive is that should interest rates increase the Company would be able to reinvest these assets at higher rates. Conversely, should interest rates fall, the Company would record less interest income due to reinvesting the assets in a lower interest rate environment. Likewise in those time periods that the Company is liability sensitive the impact on interest income would be the opposite of that described above for the asset sensitive time periods.

There are several significant shortcomings inherent in the gap analysis. For example, although certain assets and liabilities have similar periods to maturity or to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while other assets and liabilities may lag behind changes in market interest rates. Management takes these factors, and others, into consideration when reviewing the Bank's gap position and establishing its asset/liability strategy.

Liquidity Risk

TrustCo seeks to obtain favorable funding sources and to maintain prudent levels of liquid assets in order to satisfy various liquidity demands. In addition to serving as a funding source for maturing obligations, liquidity provides flexibility in responding to customer initiated needs. Many factors affect the ability to meet liquidity needs, including changes in the markets served by the Bank's network of branches, the mix of assets and liabilities, and general economic conditions.

The Company actively manages its liquidity position through target ratios established under its Asset/ Liability Management policies. Continual monitoring of these ratios, both historically and through forecasts under multiple interest rate scenarios, allows TrustCo to employ strategies necessary to maintain adequate liquidity levels. Management has also developed various liquidity alternatives should abnormal situations develop.

The Company achieves its liability-based liquidity objectives in a variety of ways. Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: core deposits, purchased money, and capital market funds. TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate. Average core deposits (total deposits less time deposits greater than $100 thousand) amounted to $2.38 billion in 2006 and $2.30 billion in 2005. Average balances of core deposits are detailed in the table "Mix of Average Sources of Funding."

In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, federal funds purchased, securities sold under repurchase agreements, and time deposits greater than $100 thousand. The average balances of these purchased liabilities are detailed in the table "Mix of Average Sources of Funding." During 2006, the average balance of purchased liabilities was $345.4 million, compared with $284.9 million in 2005.

TrustCo also has a line of credit available with the Federal Home Loan Bank of New York.

Off-Balance Sheet Risk

Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank's credit approval and monitoring procedures. At

SUMMARY OF LOAN LOSS EXPERIENCE

(dollars in thousands)	2006	2005	2004	2003	2002
Amount of loans outstanding at end of year (less unearned income)	**$1,762,514**	1,470,719	1,240,065	1,162,266	1,422,301
Average loans outstanding during year (less average unearned income)	**1,611,355**	1,336,899	1,176,856	1,275,023	1,512,448
Balance of allowance at beginning of year	**45,377**	49,384	48,739	52,558	57,203
Adjustment upon adoption of Staff Accounting Bulletin No. 108	**(7,600)**	—	—	—	—
Loans charged off:					
Commercial	**19**	656	335	432	997
Real estate	**1,863**	1,561	5,054	8,651	6,648
Installment	**235**	247	408	515	705
Total	**2,117**	2,464	5,797	9,598	8,350
Recoveries of loans previously charged off:					
Commercial	**599**	440	446	1,393	803
Real estate	**2,767**	4,121	5,334	3,003	1,285
Installment	**165**	156	212	183	197
Total	**3,531**	4,717	5,992	4,579	2,285
Net loans charged off (recovered)	**(1,414)**	(2,253)	(195)	5,019	6,065
Provision (credit) for loan losses	**(3,575)**	(6,260)	450	1,200	1,420
Balance of allowance at end of year	**$ 35,616**	45,377	49,384	48,739	52,558
Net charge offs (recoveries) as a percent of average loans outstanding during year (less average unearned income)	**(.09)%**	(.17)	(.02)	.39	.40
Allowance as a percent of loans outstanding at end of year	**2.02**	3.09	3.98	4.17	3.70

December 31, 2006 and 2005, commitments to extend credit in the form of loans, including unused lines of credit, amounted to $297.6 million and $306.7 million, respectively. In management's opinion, there are no material commitments to extend credit that represent unusual risk.

The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $4.3 million and $2.8 million at December 31, 2006 and 2005, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on- balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2006 and 2005 was insignificant.

Other off-balance sheet risk: TrustCo does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as "derivatives". Management believes these instruments pose a high degree of risk, and that investing in them is unnecessary.

TrustCo has no off-balance sheet partnerships, joint ventures, or other risk sharing entities.

Noninterest Income and Expense

Noninterest income: Noninterest income is a significant source of revenue for the Company and an important factor in overall results. Total noninterest income was $14.9 million in 2006, $25.3 million in 2005 and $32.0 million in 2004. Included in the 2006 results are $596 thousand of net securities losses compared with net gains of approximately $6.0 million in 2005 and $13.7 million in 2004. Excluding securities transactions, noninterest income was $15.5 million in 2006, and $19.3 million in 2005 and $18.3 million in 2004.

Management's Discussion and Analysis *(continued)*

INTEREST RATE SENSITIVITY

(dollars in thousands)

	At December 31, 2006					
	Repricing in:					
	0-90 days	91-365 days	1-5 years	Over 5 years	Rate Insensitive	Total
Total assets	$641,015	257,992	998,767	1,151,328	112,085	3,161,187
Cumulative total assets	$641,015	899,007	1,897,774	3,049,102	3,161,187	
Total liabilities and shareholders' equity	$317,030	786,189	1,352,738	438,992	266,238	3,161,187
Cumulative total liabilities and shareholders' equity	$317,030	1,103,219	2,455,957	2,894,949	3,161,187	
Cumulative interest sensitivity gap	$323,985	(204,212)	(558,183)	154,153		
Cumulative gap as a % of interest earning assets for the period	50.54%	(22.72)	(29.41)	5.06		
Cumulative interest sensitive assets to liabilities	202.79	81.49	77.27	105.32		

The Trust Department contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services. Income from these fiduciary activities totalled $5.5 million in 2006, $6.0 million in 2005, and $5.9 million in 2004. Trust fees are generally calculated as a percentage of the assets under management by the Trust Department. Assets under management by the Trust Department are not included on the Company's consolidated financial statements because the Trust Department holds these assets in a fiduciary capacity. At December 31, 2006 and 2005 assets under management by the Trust Department were approximately $901.4 million and $886.5 million, respectively.

Changes in fees for services to customers reflect changes in the fee scale used for pricing the services and the volume of services customers utilized.

Included in the category of other noninterest income are certain transactions that occurred in 2005 as follows:

- the sale of the former operations center in Schenectady at a net gain of approximately $600 thousand,
- the sale of the credit card portfolio for a net gain of approximately $1.4 million and
- the sale of the Canajoharie Branch for a net gain of approximately $600 thousand.

Similar items did not recur in 2006.

Noninterest expense: Noninterest expense was $49.1 million in 2006, compared with $46.2 million in 2005 and $48.2 million in 2004. TrustCo's operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense. The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise. A low ratio indicates highly efficient performance. TrustCo's efficiency ratio was 42.0% in 2006, 38.3% in 2005 and 38.8% in 2004. Excluded from the efficiency ratio calculation was $22 thousand, $3.2 million, and $248 thousand of non-recurring income primarily consisting of gain on sale of various assets and $56 thousand, $812 thousand and $1.2 million of non-recurring expenses primarily consisting of computer consulting costs for 2006, 2005 and 2004, respectively.

Salaries and employee benefits are the most significant component of noninterest expense. For 2006, these expenses amounted to $18.4 million, compared with $18.7 million in 2005, and $20.7 million in 2004.

Net occupancy expense increased $639 thousand between 2005 and 2006 due primarily to new branch openings during 2005 and 2006. Equipment expense, increased $321 thousand for 2006 to $3.0 million as compared to $2.7 million in 2005. The increase in net occupancy expense and equipment expense is the result of new equipment purchased for the branch expansion program.

Professional services expense increased to $3.9 million in 2006 compared to $3.4 million in 2005 and $3.7 million in 2004. The increase in professional service expense is due primarily to additional expenditures with respect to the TrustCo Chairman's consulting contract, additional fees for accounting and tax advice and fees paid for enhancements to deposit products, including internet banking services.

Outsourced service expense was $4.2 million in 2006 compared to $4.1 million in 2005. The increase is the result of increased volumes in 2006.

Advertising expense for 2006 was $2.3 million and $1.4 million for 2005 and 2004. The increase in 2006 was the result of expenses for advertising and promotional programs with respect to new branch openings and increased efforts throughout the various areas TrustCo operates.

Changes in other components of noninterest expense are the results of normal banking activities and the increased activities associated with new branching facilities.

Income Tax

In 2006, TrustCo recognized income tax expense of $22.3 million, as compared to $30.8 million in 2005 and $26.8 million in 2004. The tax expense on the Company's income was different than tax expense at the federal statutory rate of 35%, due primarily to tax exempt income and, to a lesser extent, the effect of New York State income taxes.

Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Based primarily on the sufficiency of historical and future taxable income, management believes it is more likely than not that the net deferred tax assets of $22.8 million and $30.2 million at December 31, 2006 and 2005, respectively, will be realized. In addition to the deferred tax asset described above, the Company has a $6.8 million and $4.0 million at December 31, 2006 and 2005, respectively of a deferred tax asset relative to the net unrealized losses on securities available for sale and a deferred tax liability at December 31, 2006 of $4.8 million as a result of the overfunded portion in the Company's pension and post retirement benefit plans.

Certain tax strategies utilized by the Company prior to 2007 may be negatively effected by proposed New York State budget proposals. Should these budget proposals be implemented, future tax expense would be expected to increase.

Contractual Obligations

The Company is contractually obligated to make the following payments on long-term debt and leases as of December 31, 2006:

(dollars in thousands)	Payments Due by Period:				
	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
Federal Home Loan Bank borrowings	$ 30	29	—	—	59
Operating leases	3,385	6,574	6,373	30,117	46,449
Total	$3,415	6,603	6,373	30,117	46,508

In addition, the Company is contractually obligated to pay data processing vendors approximately $4 million to $5 million per year through 2013.

Also, the Company is obligated under its various employee benefit plans to make certain payments in the future. The payments vary from $1.6 million to $1.7 million through 2016. Additionally, the Company is obligated to pay the accumulated benefits under the supplementary pension plan which amounted to $4.7 million as of December 31, 2006. Actual payments under the plan would be made in accordance with the plan provisions.

Impact of Inflation and Changing Prices

The consolidated financial statements for the years ended 2006, 2005 and 2004 have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increasing cost of operations.

Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary.

As a result, changes in interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation, because interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Stock Options

In the fourth quarter of 2005 the Board of Director's of the Company approved the accelerated vesting of all outstanding unvested stock options to purchase shares of common stock. These options were previously awarded to executive officers and employees under the 1995 and 2004 Stock Option Plans. By accelerating the vesting of these options the Company estimates that approximately $1.3 million of future compensation expense, net of tax, was eliminated which would have been recorded under FAS 123R subsequent to its adoption on January 1, 2006. The stock option accelerations were done in anticipation of the adoption of FASB Statement 123R on January 1, 2006.

Options to purchase 882,100 shares of the Company's common stock, which would otherwise

NONINTEREST INCOME

(dollars in thousands)	For the year ended December 31,			2006 vs. 2005	
	2006	2005	2004	Amount	Percent
Trust department income	$ 5,463	6,009	5,869	(546)	(9.1)%
Fees for services to customers	8,572	8,171	10,486	401	4.9
Net gain (loss) on securities transactions	(596)	5,999	13,712	(6,595)	(109.9)
Other	1,420	5,110	1,898	(3,690)	(72.2)
Total noninterest income	$14,859	25,289	31,965	(10,430)	(41.2)%

Management's Discussion and Analysis *(continued)*

NONINTEREST EXPENSE

(dollars in thousands)	For the year ended December 31,			2006 vs. 2005	
	2006	2005	2004	Amount	Percent
Salaries and employee benefits	**$18,427**	18,663	20,697	**(236)**	**(1.3)%**
Net occupancy expense	**7,947**	7,308	6,601	**639**	**8.7**
Equipment expense	**3,042**	2,721	2,283	**321**	**11.8**
Professional services	**3,925**	3,372	3,685	**553**	**16.4**
Outsourced services	**4,246**	4,093	4,348	**153**	**3.7**
Advertising expense	**2,277**	1,415	1,367	**862**	**60.9**
Other real estate expense (income), net	**27**	(617)	(739)	**644**	**(104.4)**
Other	**9,171**	9,277	9,923	**(106)**	**(1.1)**
Total noninterest expense	**$49,062**	46,232	48,165	**2,830**	**6.1%**

have vested from time to time over the next four years, became immediately exercisable as a result of this action. The number of shares and the exercise prices of the options subject to the acceleration remained unchanged. Also, all of the other terms of the options remain the same. The Company recorded $127 thousand of expense related to this acceleration based upon an analysis performed in accordance with APB Opinion 25.

The accelerated options included 749,500 options held by executive officers and 132,600 options held by other employees. Based upon the Company's closing stock price of $12.76 price per share on the date of accelerated vesting certain of the options were below and others above the closing market price as follows:

Grant Date	Accelerated Vesting Shares	Exercise Price
2005	411,200	$12.15
2004	394,500	$13.55
2002	76,400	$11.83
	882,100	

The decision to accelerate the vesting of these options was made primarily to reduce non-cash compensation expense that would have been recorded in its income statement in future periods upon the adoption of FASB Statement No. 123R (Share-Based Payment) in January 2006. No options were granted in 2006.

Recently Adopted Accounting Changes

(a) Accounting for Defined Benefit Pension and Other Post Retirement Plans

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 158, Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) ("Statement 158"). For defined benefit and post retirement plans, Statement 158 requires that the funded status be recognized in the statement of financial condition, that assets and obligations that determine funded status be measured as of the end of the employer's fiscal year, and that changes in funded status be measured as of the end of the employer's fiscal year, and that changes in funded status be recognized in comprehensive income in the year the changes occur. Statement No. 158 does not change the amount of net periodic benefit cost included in net income or address measurement issues related to defined benefit or post-retirement plans. The requirement to recognize funded status is effective for fiscal years ending after December 15, 2006. The requirement to measure assets and obligations as of the employer's fiscal year is effective for fiscal years ending after December 15, 2008. The unrecognized overfunded pre-tax components of the defined benefit pension plan and the retiree medical plan of $12.1 million were recorded on the balance sheet at December 31, 2006. Balances previously recognized in the financial statements were adjusted to reflect those overfunded positions with the offset as an adjustment to the deferred income tax accounts and to accumulated other comprehensive income, as an element of shareholder's equity.

(b) Prior Year Immaterial Uncorrected Misstatements

In September 2006, the Staff of the Securities and Exchange Commission ("SEC") issued Staff

Efficiency Ratio



42.0%
40%
38.8%
38.3%
30
20
10
0
2004
2005
2006

Accounting Bulletin ("SAB") No. 108 "Considering the Effects of prior Year Misstatements in Current Year Financial Statements." SAB No. 108 requires quantification of prior year immaterial uncorrected misstatements under both the "rollover approach" and the "iron curtain approach." The "rollover approach" quantifies a misstatement based on the amount of the error originating in the current year income statement, but ignores the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years. The "iron curtain approach" quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement's year(s) of origination. Prior to SAB No. 108, the Company utilized the rollover approach when quantifying misstatements. The provisions of SAB No. 108 must be applied to financial statements for fiscal years ending after November 15, 2006.

As a result of the adoption of SAB No. 108, TrustCo recognized a reduction in other liabilities and a decrease in the allowance for loan losses, as described below. These entries were recorded as adjustments of the beginning of the year 2006 opening balances for these accounts and the impact, net of tax, was reflected in shareholders' equity as a cumulative effect adjustment to undivided profits, a component of shareholders' equity.

The entries to reduce other liabilities were in connection with the following items:

Approximately $3.0 million of unused accrued interest for potential tax settlements related to certain tax positions, including the timing of loan charge offs for tax return purposes, in connection with mergers in 1985 and 1991.

Approximately $1.4 million in unused accrued expenses related to the anticipated termination of a computer services contract in the early 1990s. Negotiations subsequently resolved the matter without requiring full payment.

Approximately $2.0 million in unused accrued expenses related to credit risk associated with unadvanced amounts on credit cards, not reversed as this portfolio was paid down.

These misstatements were not material to the consolidated financial statements in each of the respective years affected.

The reduction of the allowance for loan losses was the result of excess provisions for loan losses recorded primarily in the 1990s. This misstatement primarily occurred as a result of the Company's extrapolation of historical loan loss experience over the future expected lives of the respective loan portfolios (also known as "life of the loan" approach), and the Company did not consider qualitative factors which impact credit quality. The misstatement of the provision for loan losses was not considered material to the Company's consolidated financial statements in any of the respective years impacted by these misstatements.

Under the rollover approach described above, management did not consider these items to be material to the consolidated financial statements. However, under the dual approach required by SAB No. 108, these items are being adjusted effective as of January 1, 2006.

In accordance with the transition provisions of SAB No. 108, the Company recorded the cumulative effect of these items as an adjustment to its opening undivided profits for fiscal 2006, net of their respective tax effects.

Critical Accounting Policies

Pursuant to recent SEC guidance, management of the Company is encouraged to evaluate and disclose those accounting policies that are judged to be critical policies - those most important to the portrayal of the Company's financial condition and results, and that require management's most difficult subjective or complex judgments. Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the inherent uncertainty in evaluating the levels of the allowance required to cover credit losses in the portfolio and the material effect that such judgments can have on the results of operations. Included in Note 1 to the Consolidated Financial Statements contained in the Company's 2006 Annual Report on Form 10-K is a description of the significant accounting policies that are utilized by the Company in the preparation of the Consolidated Financial Statements.

Pending Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, Fair Value Measurements ("SFAS 157"). This statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, however, it is not expected to have a material effect on the Company's financial statements.

In February 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments,' which eliminates the exemption from applying SFAS 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. SFAS 155 also allows the election of fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement event.

Management's Discussion and Analysis *(continued)*

SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

(dollars in thousands, except per share data)

	2006					2005				
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Income statement:										
Interest income	$40,709	41,942	42,842	43,714	169,207	34,885	37,016	38,433	39,840	150,174
Interest expense	15,198	17,018	18,479	20,245	70,940	10,025	10,308	11,501	13,823	45,657
Net interest income	25,511	24,924	24,363	23,469	98,267	24,860	26,708	26,932	26,017	104,517
Provision (credit) for loan losses	(1,800)	(1,775)	—	—	(3,575)	(1,500)	(1,580)	(1,680)	(1,500)	(6,260)
Net interest income after provision for loan losses	27,311	26,699	24,363	23,469	101,842	26,360	28,288	28,612	27,517	110,777
Noninterest income	3,305	3,917	3,895	3,742	14,859	7,641	6,283	6,435	4,930	25,289
Noninterest expense	11,925	11,986	11,699	13,452	49,062	11,233	11,606	10,814	12,579	46,232
Income before income taxes	18,691	18,630	16,559	13,759	67,639	22,768	22,965	24,233	19,868	89,834
Income tax expense	6,325	6,206	5,380	4,403	22,314	7,861	7,980	8,514	6,490	30,845
Net income	$12,366	12,424	11,179	9,356	45,325	14,097	14,985	15,719	13,378	58,989
Per share data:										
Basic earnings	$ .165	.166	.149	.125	.605	.199	.200	.210	.179	.787
Diluted earnings	.164	.165	.149	.125	.603	.197	.199	.208	.178	.782
Cash dividends declared	.160	.160	.160	.160	.640	.150	.150	.150	.160	.610

Adoption is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. Early adoption is permitted. This statement will be effective in 2007, however, it is not expected to have a material effect on the Company's financial statements.

In July 2006, FASB issued Financial Accounting Standards Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises' financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the effects of FIN 48.

Forward-Looking Statements

Statements included in this review and in future filings by TrustCo with the Securities and Exchange Commission, in TrustCo's press releases, and in oral statements made with the approval of an authorized executive officer, which are not historical or current facts, are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. TrustCo wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The following important factors, among others, in some cases have affected and in the future could affect TrustCo's actual results, and could cause TrustCo's actual financial performance to differ materially from that expressed in any forward-looking statement: (1) credit risk, (2) interest rate risk, (3) competition, (4) changes in the regulatory environment, and (5) changes in local market area and general business and economic trends. The foregoing list should not be construed as exhaustive, and the Company disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.

FIVE YEAR SUMMARY OF FINANCIAL DATA

(dollars in thousands, except per share data)

	Years Ended December 31,				
	2006	2005	2004	2003	2002
Statement of income data:					
Interest income	$ **169,207**	150,174	138,786	137,130	153,735
Interest expense	**70,940**	45,657	38,757	40,739	58,020
Net interest income	**98,267**	104,517	100,029	96,391	95,715
Provision (credit) for loan losses	**(3,575)**	(6,260)	450	1,200	1,420
Net interest income after provision for loan losses	**101,842**	110,777	99,579	95,191	94,295
Noninterest income	**15,455**	19,290	18,253	19,842	19,799
Net (loss) gain on securities transactions	**(596)**	5,999	13,712	9,807	7,499
Noninterest expense	**49,062**	46,232	48,165	48,486	55,326
Income before income taxes	**67,639**	89,834	83,379	76,354	66,267
Income taxes	**22,314**	30,845	26,839	23,323	17,023
Net income	$ **45,325**	58,989	56,540	53,031	49,244
Share data:					
Average equivalent diluted shares (in thousands)	**75,149**	75,397	75,081	75,306	74,618
Tangible book value	$ **3.19**	3.05	3.02	3.06	3.16
Cash dividends	**.640**	.610	.600	.600	.600
Basic earnings	**.605**	.787	.761	.713	.678
Diluted earnings	**.603**	.782	.753	.704	.660
Financial:					
Return on average assets	**1.52%**	2.07	2.00	1.96	1.83
Return on average shareholders' equity	**18.71**	26.07	26.65	26.21	26.08
Cash dividend payout ratio	**105.70**	77.46	78.83	83.98	88.60
Tier 1 capital to average assets (leverage ratio)	**7.67**	8.04	7.74	7.53	7.78
Tier 1 capital as a % of total risk adjusted assets	**14.88**	16.58	17.09	16.54	15.48
Total capital as a % of total risk adjusted assets	**16.14**	17.85	18.37	17.82	16.77
Efficiency ratio	**42.03**	38.29	38.78	38.33	36.66
Net interest margin	**3.50%**	3.90	3.85	3.94	4.00
Average balances:					
Total assets	**$2,973,952**	2,844,974	2,828,195	2,710,175	2,693,505
Earning assets	**2,900,253**	2,767,214	2,729,280	2,606,292	2,579,379
Loans, net	**1,611,355**	1,336,899	1,176,856	1,275,023	1,512,448
Allowance for loan losses	**(35,538)**	(47,653)	(49,299)	(51,311)	(56,525)
Securities available for sale	**1,108,631**	1,024,184	1,057,845	833,905	568,056
Deposits	**2,628,338**	2,505,967	2,474,179	2,340,827	2,212,440
Short-term borrowings	**95,239**	83,381	100,855	107,799	210,363
Long-term debt	**72**	99	151	326	510
Shareholders' equity	**230,259**	226,571	223,719	225,045	214,963

Glossary of Terms

Allowance for Loan Losses
A balance sheet account which represents management's estimate of probable credit losses in the loan portfolio. The provision for loan losses is added to the allowance account, charge offs of loans decrease the allowance balance and recoveries on previously charged off loans serve to increase the balance.

Basic Earnings Per Share
Net income divided by the weighted average number of common shares outstanding during the period.

Cash Dividends Per Share
Total cash dividends for each share outstanding on the record dates.

Comprehensive Income
Net income plus the change in selected items recorded directly to capital such as the net change in unrealized market gains and losses on securities available for sale and the overfunded/underfunded positions in the retirement plans.

Core Deposits
Deposits that are traditionally stable, including all deposits other than time deposits of $100,000 or more.

Derivative Investments
Investments in futures contracts, forwards, swaps, or other investments with similar characteristics.

Diluted Earnings Per Share
Net income divided by the weighted average number of common shares outstanding during the period, taking into consideration the effect of any dilutive stock options.

Earning Assets
The sum of interest-bearing deposits with banks, securities available for sale, investment securities, loans, net of unearned income, and federal funds sold and other short term investments.

Efficiency Ratio
Noninterest expense (excluding nonrecurring charges, and other real estate expense) divided by taxable equivalent net interest income plus noninterest income (excluding securities transactions and other non-recurring income items). This is an indicator of the recurring total cost of operating the Company in relation to the recurring total income generated.

Federal Funds Sold
A short term (generally one business day) investment of excess cash reserves from one bank to another.

Government Sponsored Enterprises (GSE)
Government Sponsored Enterprises are corporations sponsored by the United States government and include the Federal Home Loan Bank (FHLB), the Federal Home Loan Mortgage Corporation (FHLMC or Freddie Mac), and the Federal National Mortgage Association (FNMA or Fannie Mae). Obligations of these enterprises are not guaranteed by the full faith and credit of the United States.

Impaired Loans
Loans, principally commercial, where it is probable that the borrower will be unable to make the principal and interest payments according to the contractual terms of the loan, and all loans restructured subsequent to January 1, 1995.

Interest Bearing Liabilities
The sum of interest bearing deposits, federal funds purchased, securities sold under agreements to repurchase, short-term borrowings, and long-term debt.

Interest Rate Spread
The difference between the taxable equivalent yield on earning assets and the rate paid on interest bearing liabilities.

Liquidity
The ability to meet loan commitments, deposit withdrawals, and maturing borrowings as they come due.

Net Interest Income
The difference between income on earning assets and interest expense on interest bearing liabilities.

Net Interest Margin
Fully taxable equivalent net interest income as a percentage of average earning assets.

Net Loans Charged Off
Reductions to the allowance for loan losses written off as losses, net of the recovery of loans previously charged off.

Nonaccrual Loans
Loans for which no periodic accrual of interest income is recognized.

Nonperforming Assets
The sum of nonperforming loans plus foreclosed real estate properties.

Nonperforming Loans
The sum of loans in a nonaccrual status (for purposes of interest recognition), plus loans whose repayment criteria have been renegotiated to less than market terms due to the inability of the borrowers to repay the loan in accordance with its original terms, plus accruing loans three payments or more past due as to principal or interest payments.

Parent Company
A company that owns or controls a subsidiary through the ownership of voting stock.

Real Estate Owned
Real estate acquired through foreclosure proceedings.

Restructured Loans
A refinanced loan in which the bank allows the borrower certain concessions that would normally not be considered. The concessions are made in light of the borrower's financial difficulties and the bank's objective to maximize recovery on the loan.

Return on Average Assets
Net income as a percentage of average total assets.

Return on Average Equity
Net income as a percentage of average equity, excluding the impact of accumulated other comprehensive income.

Risk-Adjusted Assets
A regulatory calculation that assigns risk factors to various assets on the balance sheet.

Risk-Based Capital
The amount of capital required by federal regulatory standards, based on a risk-weighting of assets.

Tangible Book Value Per Share
Total shareholders' equity (less goodwill) divided by shares outstanding on the same date. This provides an indication of the tangible book value of a share of stock.

Taxable Equivalent (TE)
Tax exempt income that has been adjusted to an amount that would yield the same after tax income had the income been subject to taxation at the statutory federal and/or state income tax rates.

Tier 1 Capital
Total shareholders' equity accumulated other comprehensive income.

Management's Report on Internal Control over Financial Reporting

The management of TrustCo Bank Corp NY is responsible for establishing and maintaining adequate internal control over financial reporting. TrustCo's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has completed an assessment of TrustCo Bank Corp NY's internal control over financial reporting as of December 31, 2006. In making this assessment, we used the criteria set forth by the "Internal Control - Integrated Framework" promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the "COSO" criteria. Based on our assessment, we believe that, as of December 31, 2006, the Company maintained effective internal control over financial reporting.

Management's assessment of the effectiveness of TrustCo Bank Corp NY's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by KPMG LLP, the Company's independent registered public accounting firm, as stated in their attestation report which is included herein.

Robert J. McCormick
President and
Chief Executive Officer

Robert T. Cushing
Executive Vice President and
Chief Financial Officer

Scot R. Salvador
Executive Vice President and
Chief Banking Officer

February 27, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
TrustCo Bank Corp NY:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that TrustCo Bank Corp NY (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that TrustCo Bank Corp NY maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of TrustCo Bank Corp NY and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 27, 2007, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Albany, New York
February 27, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
TrustCo Bank Corp NY:

We have audited the accompanying consolidated statements of condition of TrustCo Bank Corp NY and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TrustCo Bank Corp NY and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, *"Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)"* as of December 31, 2006, and Staff Accounting Bulletin No. 108 *"Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements"* as of January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2007, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Albany, New York
February 27, 2007

Consolidated Statements of Income

(dollars in thousands, except per share data)	Years Ended December 31, 2006	2005	2004
Interest income:			
Interest and fees on loans	$104,400	86,636	75,194
Interest and dividends on:			
U.S. Treasuries and agencies and government sponsored enterprises	40,858	34,506	39,795
States and political subdivisions	5,762	6,301	8,666
Mortgage-backed securities and collateralized mortgage obligations	8,661	9,738	7,032
Other	614	984	1,424
Interest on federal funds sold and other short-term investments	8,912	12,009	6,675
Total interest income	169,207	150,174	138,786
Interest expense:			
Interest on deposits	67,228	43,626	37,777
Interest on short-term borrowings	3,708	2,026	972
Interest on long-term debt	4	5	8
Total interest expense	70,940	45,657	38,757
Net interest income	98,267	104,517	100,029
Provision (credit) for loan losses	(3,575)	(6,260)	450
Net interest income after provision (credit) for loan losses	101,842	110,777	99,579
Noninterest income:			
Trust department income	5,463	6,009	5,869
Fees for services to customers	8,572	8,171	10,486
Net (loss) gain on securities transactions	(596)	5,999	13,712
Other	1,420	5,110	1,898
Total noninterest income	14,859	25,289	31,965
Noninterest expense:			
Salaries and employee benefits	18,427	18,663	20,697
Net occupancy expense	7,947	7,308	6,601
Equipment expense	3,042	2,721	2,283
Professional services	3,925	3,372	3,685
Outsourced services	4,246	4,093	4,348
Advertising expense	2,277	1,415	1,367
Other real estate expense (income), net	27	(617)	(739)
Other	9,171	9,277	9,923
Total noninterest expense	49,062	46,232	48,165
Income before income taxes	67,639	89,834	83,379
Income taxes	22,314	30,845	26,839
Net income	$ 45,325	58,989	56,540
Earnings per share:			
Basic	$ .605	.787	.761
Diluted	.603	.782	.753

See accompanying notes to consolidated financial statements.

TRUSTCO Bank Corp NY

Consolidated Statements of Condition

(dollars in thousands, except per share data)	As of December 31, 2006	2005
ASSETS		
Cash and due from banks	$ 47,889	55,667
Federal funds sold and other short-term investments	243,449	257,196
Total cash and cash equivalents	291,338	312,863
Securities available for sale	1,048,270	1,084,076
Loans, net	1,762,514	1,470,719
Less: Allowance for loan losses	35,616	45,377
Net loans	1,726,898	1,425,342
Bank premises and equipment	24,050	21,734
Other assets	70,631	68,744
Total assets	$3,161,187	2,912,759
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Demand	$ 259,401	251,012
Savings	662,310	725,336
Interest bearing checking accounts	290,784	309,668
Money market deposit accounts	310,719	190,560
Certificates of deposit (in denominations of $100,000 or more)	299,813	225,611
Other time accounts	976,356	860,300
Total deposits	2,799,383	2,562,487
Short-term borrowings	95,507	87,935
Long-term debt	59	87
Accrued expenses and other liabilities	26,715	33,589
Total liabilities	2,921,664	2,684,098
Shareholders' equity:		
Capital stock; $1 par value. 150,000,000 shares authorized, 82,149,776 and 82,119,360 shares issued at December 31, 2006 and 2005, respectively	82,150	82,120
Surplus	119,313	117,770
Undivided profits	110,304	103,315
Accumulated other comprehensive loss, net of tax	(2,928)	(6,054)
Treasury stock; 7,276,450 and 7,343,783 shares, at cost, at December 31, 2006 and 2005, respectively	(69,316)	(68,490)
Total shareholders' equity	239,523	228,661
Total liabilities and shareholders' equity	$3,161,187	2,912,759

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(dollars in thousands, except per share data)	Three Years Ended December 31, 2006						
	Capital Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income	Treasury Stock	Total
Beginning balance, January 1, 2004	$ 80,711	103,611	78,051	21,042		(56,653)	226,762
Comprehensive income:							
Net income — 2004	—	—	56,540	—	56,540	—	56,540
Other comprehensive loss, net of tax:							
Unrealized net holding loss arising during the year, net of tax (pre-tax loss $13,868)	—	—	—	—	(8,335)	—	—
Reclassification adjustment for net gain realized in net income during the year (pre-tax gain $13,712)	—	—	—	—	(8,248)	—	—
Other comprehensive loss	—	—	—	(15,583)	(16,583)	—	(16,583)
Comprehensive income					39,957		
Cash dividend declared, $.600 per share	—	—	(44,573)	—		—	(44,573)
Stock options exercised and related tax benefits	1,017	8,264	—	—		—	9,281
Treasury stock purchased (1,021,397 shares)	—	—	—	—		(13,482)	(13,482)
Sale of treasury stock (598,732 shares)	—	2,343	—	—		5,544	7,887
Ending balance, December 31, 2004	81,728	114,218	90,018	4,459		(64,591)	225,832
Comprehensive income							
Net income — 2005:	—	—	58,989	—	58,989	—	58,989
Other comprehensive loss, net of tax:							
Unrealized net holding loss arising during the year, net of tax (pre-tax loss of $11,487)	—	—	—	—	(6,905)	—	—
Reclassification adjustment for net gain realized in net income during the year (pre-tax gain $5,999)	—	—	—	—	(3,608)	—	—
Other comprehensive loss	—	—	—	(10,513)	(10,513)	—	(10,513)
Comprehensive income					48,476		
Cash dividend declared, $.610 per share	—	—	(45,692)	—		—	(45,692)
Stock options exercised and related tax benefits	392	3,426	—	—		—	3,818
Non-cash stock based compensation expense, net of tax	—	77	—	—		—	77
Treasury stock purchased (1,172,366 shares)	—	—	—	—		(14,846)	(14,846)
Sale of treasury stock (1,016,367 shares)	—	49	—	—		10,947	10,996
Ending balance, December 31, 2005	82,120	117,770	103,315	(6,054)		(68,490)	228,661
Adjustment to January 1, 2006 beginning balance for adoption of SAB No. 108	—	—	9,571	—		—	9,571
January 1, 2006 beginning balance, as adjusted	82, 120	117,770	112,886	(6,054)		(68,490)	238,232
Comprehensive income:							
Net income — 2006	—	—	**45,325**	—	**45,325**	—	**45,325**
Other comprehensive loss, net of tax:							
Previously unrecognized overfunded position in pension and post retirement benefit plans, net of tax (pre-tax overfunded of $12,096)	—	—	—	**7,272**	—	—	**7,272**
Unrealized net holding loss arising during the year, net of tax (pre-tax loss $7,492)	—	—	—	—	**(4,504)**	—	—
Reclassification adjustment for net loss realized in net income during the year (pre-tax loss $596)	—	—	—	—	**358**	—	—
Other comprehensive loss	—	—	—	**(4,146)**	**(4,146)**	—	**(4,146)**
Comprehensive income					**41,179**		
Cash dividend declared, $.640 per share	—	—	**(47,907)**	—		—	**(47,907)**
Stock options exercised and related tax benefits	**30**	**554**	—	—		—	**584**
Treasury stock purchased (733,413 shares)	—	—	—	—		**(8,801)**	**(8,801)**
Sale of treasury stock (800,746 shares)	—	**989**	—	—		**7,975**	**8,964**
Ending balance, December 31, 2006	**$ 82,150**	**119,313**	**110,304**	**(2,928)**		**(69,316)**	**239,523**

See accompanying notes to consolidated financial statements.

TRUSTCO Bank Corp NY

Consolidated Statements of Cash Flows

(dollars in thousands)	2006	2005	2004
	Years Ended December 31,		
Increase/(decrease) in cash and cash equivalents			
Cash flows from operating activities:			
Net income	$ 45,325	58,989	56,540
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,671	2,690	1,898
Net gain on sales of real estate owned	(47)	(690)	(893)
Net loss/(gain) on sales of bank premises and equipment	131	(665)	55
(Credit)/provision for loan losses	(3,575)	(6,260)	450
Deferred tax expense	1,105	2,874	3,106
Net loss (gain) on securities transactions	596	(5,999)	(13,712)
Decrease/(increase) in taxes receivable	7,265	2,760	(2,424)
(Increase)/decrease in interest receivable	(2,159)	(3,761)	2,864
Increase in interest payable	825	659	75
Decrease/(increase) in other assets	(4,313)	(5,289)	5,011
Increase/(decrease) in accrued expenses	561	(665)	(8,037)
Total adjustments	3,060	(14,346)	(11,607)
Net cash provided by operating activities	48,385	44,643	44,933
Cash flows from investing activities:			
Proceeds from sales and calls of securities available for sale	97,842	275,855	1,155,807
Proceeds from maturities of securities available for sale	25,786	1,781	881
Purchases of securities available for sale	(95,314)	(477,210)	(889,618)
Net increase in loans	(290,581)	(228,457)	(77,604)
Proceeds from sales of real estate owned	178	723	893
Proceeds from sales of bank premises and equipment	73	2,576	23
Purchases of bank premises and equipment	(5,191)	(3,855)	(4,287)
Net cash (used in) provided by investing activities	(267,207)	(428,587)	186,095
Cash flows from financing activities:			
Net increase in deposits	236,896	35,385	107,292
Net increase (decrease) in short-term borrowings	7,572	9,956	(12,629)
Repayment of long-term debt	(28)	(27)	(125)
Proceeds from exercise of stock options and related tax benefits	584	3,818	9,281
Proceeds from sales of treasury stock	8,964	10,996	7,887
Payments to acquire treasury stock	(8,801)	(14,846)	(13,482)
Dividends paid	(47,890)	(44,905)	(44,504)
Net cash provided by financing activities	197,297	377	53,720
Net (decrease)/increase in cash and cash equivalents	(21,525)	(383,567)	284,748
Cash and cash equivalents at beginning of year	312,863	696,430	411,682
Cash and cash equivalents at end of year	$ 291,338	312,863	696,430
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 70,115	44,998	38,681
Income taxes	14,999	27,388	24,038
Non cash transactions:			
Transfer of loans to real estate owned	200	56	—
Increase in dividends payable	17	787	69
Change in unrealized loss on securities available for sale — gross	(6,896)	(17,486)	(27,579)
Change in deferred tax effect on unrealized loss on securities available for sale	2,750	6,973	10,996
Non-cash stock-based compensation expense, net of tax	—	77	—
Cumulative effect of the adoption of FASB Statement No 158 — Gross	12,096	—	—
Deferred tax effect of cumulative effect of the adoption of FASB Statement No. 158	(4,824)	—	—
Cumulative effect of the adoption of SEC Staff Accounting Bulletin No. 108 — Gross	15,875	—	—
Deferred tax effect of the adoption of Staff Accounting Bulletin No. 108	(6,304)	—	—

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Basis of Presentation

The accounting and financial reporting policies of TrustCo Bank Corp NY (the Company or TrustCo), ORE Subsidiary Corp., Trustco Bank (referred to as Trustco Bank or the Bank), and its wholly owned subsidiary, Trustco Vermont Investment Company, and its subsidiary Trustco Realty Corporation conform to general practices within the banking industry and are in conformity with U.S. generally accepted accounting principles. A description of the more significant policies follows.

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation

The consolidated financial statements of the Company include the accounts of the subsidiaries after elimination of all significant intercompany accounts and transactions.

Securities Available for Sale

Securities available for sale are carried at approximate market value with any unrealized appreciation or depreciation of value, net of tax, included as an element of accumulated other comprehensive income or loss in shareholders' equity. Management maintains an available for sale portfolio in order to provide maximum flexibility in balance sheet management. The designation of available for sale is made at the time of purchase based upon management's intent to hold the securities for an indefinite period of time. These securities, however, are available for sale in response to changes in market interest rates, related changes in liquidity needs, or changes in the availability of and yield on alternative investments. Unrealized losses on securities that reflect a decline in value which is other than temporary, if any, are charged to income. Nonmarketable equity securities (principally stock of the Federal Reserve Bank and the Federal Home Loan Bank, both of which are required holdings for the Company) are included in securities available for sale at cost since there is no readily available market value.

The cost of debt securities available for sale is adjusted for amortization of premium and accretion of discount using the level yield method.

Gains and losses on the sale of securities available for sale are based on the amortized cost of the specific security sold at trade date.

Loans

Loans are carried at the principal amount outstanding net of unearned income and unamortized loan fees and costs, which are recognized as adjustments to interest income over the applicable loan term.

Nonperforming loans include nonaccrual loans, restructured loans, and loans which are three payments or more past due and still accruing interest. Generally, loans are placed in nonaccrual status either due to the delinquent status of principal and/or interest payments, or a judgment by management that, although payments of principal and/or interest are current, such action is prudent. Future payments received on nonperforming loans are recorded as interest income or principal reductions based upon management's ultimate expectation for collection. Loans may be removed from nonaccrual status when they become current as to principal and interest and have demonstrated a sustained ability to make loan payments in accordance with the contractual terms of the loan. Loans may also be removed from nonaccrual status when, in the opinion of management, the loan is expected to be fully collectable as to principal and interest.

Impaired loans have been defined as commercial and commercial real estate loans in nonaccrual status and restructured loans. Income recognition for impaired loans is consistent with income recognition for nonaccruing loans.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level considered adequate by management to provide for probable loan losses based on consideration of the credit risk of the loan portfolio, including a review of past experience, current economic conditions, and underlying collateral value. The allowance is increased by provisions charged against income, or decreased by credits added to income, and reduced/increased by net charge offs/recoveries.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to change the allowance based on their judgments of information available to them at the time of their examination.

Bank Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on either the straight-line or accelerated methods over the remaining useful lives of the assets; generally 20 to 40 years for premises and leasehold improvements and 3 to 7 years for furniture and equipment.

Real Estate Owned

Real estate owned are assets acquired through foreclosures on loans.

Foreclosed assets held for sale are recorded on an individual basis at the lower of (1) fair value minus estimated costs to sell or (2) "cost" (which is the fair value at initial foreclosure). When a property is acquired, the excess of the loan balance over fair value is charged to the allowance for loan losses. Subsequent write downs and gains on sale are included in noninterest expense.

Income Taxes

Deferred taxes are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

Dividend Restrictions

Banking regulations restrict the amount of cash dividends which may be paid during a year by Trustco Bank to the Company without the written consent of the appropriate bank regulatory agency. Based on these restrictions, during 2007 Trustco Bank could pay cash dividends to the Company of $18.1 million plus 2007 year-to-date net profits.

Benefit Plans

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation. This plan was frozen as of December 31, 2006.

The Company has a postretirement benefit plan that permits retirees under age 65 to participate in the Company's medical plan by which retirees pay all of their premiums. At age 65, the Company provides access to a Medicare Supplemental program for retirees.

As of December 31, 2006 the Company adopted Statement of Financial Accounting Standards No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" that required the Company to recognize on the Statement of Condition the funded status of the pension plan and post retirement plan. This resulted in an increase in accumulated other comprehensive income of $7.3 million and an increase in other assets of $12.1 million.

Stock Option Plans

The Company has stock option plans for officers and directors. Effective January 1, 2006 the Company adopted the provisions of FASB Statement No. 123R ("Statement 123R") using the modified prospective method. Previously the Company had adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transaction and Disclosure" ("Statement 148").

The Company's stock option plans were previously accounted for in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion 25") and as such, no compensation expense was ordinarily recorded for these plans.

In the fourth quarter of 2005, the Board of Director's of the Company approved the accelerated vesting of all outstanding unvested stock option to purchase shares of common stock. These options were previously awarded to executive officers and employees under the 1995 and 2004 Stock Option Plans. By accelerating the vesting of these options the Company estimates that approximately $1.3 million of future compensation expense, net of tax, was eliminated which would have been recorded under FAS 123R subsequent to its adoption on January 1, 2006. The stock option accelerations were done in anticipation of FAS 123R on January 1, 2006.

Options to purchase 882,100 shares of the Company's common stock, which would otherwise have vested from time to time over the next four years, became immediately vested and exercisable as a result of this action. The number of shares and exercise prices of the options subject to the acceleration remained unchanged. Also, all of the other terms of the options remain the same. The Company recorded $127 thousand of expense related to this acceleration based upon an analysis performed in accordance with APB Opinion 25.

The accelerated options included 749,500 options held by executive officers and 132,600 options held by other employees. Based upon the Company's closing stock price of $12.76 per share on the date of accelerated vesting certain of the options were below and others above the closing market price as follows:

Grant Date	Accelerated Vesting Shares	Exercise Price
2005	411,200	$12.15
2004	394,500	$13.55
2002	76,400	$11.83
	882,100	

The decision to accelerate the vesting of these options was made primarily to reduce non-cash compensation expense that would have been recorded in the statement of income in future periods upon the adoption of FASB Statement No. 123R (Share-Based Payment).

Had compensation expense for 2005 and 2004 for the Company's stock option plans been determined consistent with Statement 123, the Company's net income and earnings per share would have been as follows:

Notes to Consolidated Financial Statements *(continued)*

(dollars in thousands, except per share data)	2005	2004
Net income:		
As reported	$ 58,989	56,540
Deduct: total stock-based compensation expense, net of related tax effects	(2,035)	(868)
Pro forma net income	$ 56,954	55,672
Earnings per share:		
Basic – as reported	$ .787	.761
Basic – pro forma	.760	.750
Diluted – as reported	.782	.753
Diluted – pro forma	.755	.742

The weighted average fair value of each option as of the grant date, estimated using the Black-Scholes pricing model, and calculated in accordance with Statement 123 was as follows for options granted in the year indicated:

	Employees' Plan	Directors' Plan
2005	$ 1.675	1.480
2004	2.090	1.870

The following assumptions were utilized in the calculation of the fair value of the options under Statement 123:

	Employees' Plan	Directors' Plan
Expected dividend yield:		
2005	4.95%	4.95
2004	4.32	4.32
Risk-free interest rate:		
2005	3.91	3.76
2004	3.89	3.71
Expected volatility rate:		
2005	21.25	19.76
2004	21.42	20.38
Expected lives, 2005 and 2004	7.5 years	6.0 years

Earnings Per Share

Basic earnings per share (EPS) is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period, taking into consideration the effect of any dilutive stock options.

Reclassification of Prior Year Statements

It is the Company's policy to reclassify prior year consolidated financial statements to conform to the current year presentation.

Segment Reporting

The Company's operations are exclusively in the financial services industry and include the provision of traditional banking services. Management evaluates the performance of the Company based on only one business segment, that of community banking. The Company operates primarily in the geographical region of Upstate New York with new Company operations in Florida and the mid-Hudson valley region of New York. In the opinion of management, the Company does not have any other reportable segments as defined by Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information".

Cash and Cash Equivalents

The Company classifies cash on hand, cash due from banks, federal funds sold, and other short-term investments as cash and cash equivalents for disclosure purposes.

Trust Assets

Assets under management by the Trust Department are not included on the Company's consolidated financial statements because the Trust Department holds these assets in a fiduciary capacity.

Comprehensive Income

Comprehensive income represents the sum of net income and items of other comprehensive income or loss, which are reported directly in shareholders' equity, net of tax, such as the change in net unrealized gain or loss on securities available for sale and the overfunded position of the pension and post retirement benefit plans. The Company has reported comprehensive income and its components in the Consolidated Statements of Changes in Shareholders' Equity. Accumulated other comprehensive income or loss, which is a component of shareholders' equity, represents the net unrealized gain or loss on securities available for sale, net of tax and the overfunded position in the Company's pension plan and post retirement benefit plans, net of tax not previously recorded.

(2) Adoption of New Accounting Pronouncements

(a) Accounting for Defined Benefit Pension and Other Post Retirement Plans

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 158, Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) ("Statement 158"). For defined benefit and post retirement plans, Statement 158 requires that the funded status be recognized in the statement of financial condition, that assets and obligations that determine funded status be measured as of the end of the employer's fiscal year, and that changes in funded status be measured as of the end of the employer's fiscal year, and that changes in funded status be recognized in comprehensive

Notes to Consolidated Financial Statements *(continued)*

income in the year the changes occur. Statement No. 158 does not change the amount of net periodic benefit cost included in net income or address measurement issues related to defined benefit or post-retirement plans. The requirement to recognize funded status is effective for fiscal years ending after December 15, 2006. The requirement to measure assets and obligations as of the employer's fiscal year is effective for fiscal years ending after December 15, 2008. The unrecognized overfunded pre-tax components of the defined benefit pension plan and the retiree medical plan of $12.1 million were recorded on the balance sheet at December 31, 2006. Balances previously recognized in the financial statements were adjusted to reflect those overfunded positions with the offset as an adjustment to the deferred income tax accounts and to accumulated other comprehensive income, as an element of shareholder's equity.

(b) Prior Year Immaterial Uncorrected Misstatements

In September 2006, the Staff of the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108 "Considering the Effects of prior Year Misstatements in Current Year Financial Statements." SAB No. 108 requires quantification of prior year immaterial uncorrected misstatements under both the "rollover approach" and the "iron curtain approach." The "rollover approach" quantifies a misstatement based on the amount of the error originating in the current year income statement, but ignores the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years. The "iron curtain approach" quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement's year(s) of origination. Prior to SAB No. 108, the Company utilized the rollover approach when quantifying misstatements. The provisions of SAB No. 108 must be applied to financial statements for fiscal years ending after November 15, 2006.

As a result of the adoption of SAB No. 108, TrustCo recognized a reduction in other liabilities and a decrease in the allowance for loan losses, as described below. These entries were recorded as adjustments of the beginning of the year 2006 opening balances for these accounts and the impact, net of tax, was reflected in shareholders' equity as a cumulative effect adjustment to undivided profits, a component of shareholders' equity.

The entries to reduce other liabilities were in connection with the following items:

Approximately $3.0 million of unused accrued interest for potential tax settlements related to certain tax positions, including the timing of loan charge offs for tax return purposes, in connection with mergers in 1985 and 1991.

Approximately $1.4 million in unused accrued expenses related to the anticipated termination of a computer services contract in the early 1990s. Negotiations subsequently resolved the matter without requiring full payment.

Approximately $2.0 million in unused accrued expenses related to credit risk associated with unadvanced amounts on credit cards, not reversed as this portfolio was paid down.

These misstatements were not material to the consolidated financial statements in each of the respective years affected.

The reduction of the allowance for loan losses was the result of excess provisions for loan losses recorded primarily in the 1990s. This misstatement primarily occurred as a result of the Company's extrapolation of historical loan loss experience over the future expected lives of the respective loan portfolios (also known as "life of the loan" approach), and the Company did not consider qualitative factors which impact credit quality. The misstatement of the provision for loan losses was not considered material to the Company's consolidated financial statements in any of the respective years impacted by these misstatements.

Under the rollover approach described above, management did not consider these items to be material to the consolidated financial statements. However, under the dual approach required by SAB No. 108, these items are being adjusted effective as of January 1, 2006.

In accordance with the transition provisions of SAB No. 108, the Company recorded the cumulative effect of these items as an adjustment to its opening undivided profits for fiscal 2006, net of their respective tax effects.

(3) Balances at Other Banks

The Company is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks, was approximately $21.6 million and $20.5 million at December 31, 2006 and 2005, respectively.

Notes to Consolidated Financial Statements *(continued)*

(4) Securities Available for Sale

The amortized cost and market value of the securities available for sale are as follows:

(dollars in thousands)	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasuries and agencies	$ 999	—	—	999
Government sponsored enterprises	751,539	—	17,990	733,549
States and political subdivisions	129,633	3,524	277	132,880
Mortgage-backed securities and collateralized mortgage obligations	170,450	336	2,890	167,896
Other	680	—	8	672
Total debt securities	1,053,301	3,860	21,165	1,035,996
Equity securities	11,933	341	—	12,274
Total securities available for sale	$1,065,234	4,201	21,165	1,048,270

(dollars in thousands)	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasuries and agencies	$ 499	—	1	498
Government sponsored enterprises	756,525	—	13,260	743,265
States and political subdivisions	115,010	4,143	203	118,950
Mortgage-backed securities and collateralized mortgage obligations	202,007	593	1,637	200,963
Other	685	—	4	681
Total debt securities	1,074,726	4,736	15,105	1,064,357
Equity securities	19,418	301	—	19,719
Total securities available for sale	$1,094,144	5,037	15,105	1,084,076

Federal Home Loan Bank stock and Federal Reserve Bank stock included in equity securities at December 31, 2006 and 2005, was $5.1 million and $4.7 million, respectively.

The following table distributes the debt securities included in the available for sale portfolio as of December 31, 2006, based on the securities' final maturity (mortgage-backed securities and collateralized mortgage obligations are stated using an estimated average life):

(dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$66,648	66,450
Due after one year through five years	350,083	345,905
Due after five years through ten years	70,748	69,753
Due after ten years	565,822	553,888
	$1,053,301	1,035,996

Actual maturities may differ from contractual maturities because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.

Gross unrealized losses on investment securities available for sale and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	December 31, 2006					
	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
Government sponsored enterprises	$ 50,878	121	668,675	17,869	719,553	7,990
States and political subdivisions	12,444	65	19,379	212	31,823	277
Mortgage-backed securities and collateralized mortgage obligations	16,930	132	126,956	2,758	143,886	2,890
Other	—	—	592	8	592	8
Total	$ 80,252	318	815,602	20,847	895,854	21,165

(dollars in thousands)	December 31, 2005					
	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. Treasuries and agencies	$ 498	1	—	—	498	1
Government sponsored enterprises	653,612	10,413	89,653	2,847	743,265	13,260
States and political subdivisions	18,024	156	2,808	47	20,832	203
Mortgage-backed securities and collateralized mortgage obligations	40,623	537	107,329	1,100	147,952	1,637
Other	596	4	—	—	596	4
Total	$713,353	11,111	199,790	3,994	913,143	15,105

Notes to Consolidated Financial Statements *(continued)*

U.S. Treasuries and agencies,Government sponsored enterprises, and States and political subdivisions: The unrealized losses on these investments were caused by market interest rate increases. The contractual terms of these investments require the issuer to settle the securities at par upon maturity of the investment. Because the Company has the ability and intent to hold these investments until a market price recovery or possibly to maturity and the Company has no current intent to sell these securities, these investments are not considered other-than-temporarily impaired.

Mortgage-backed securities and collateralized mortgage obligations: The unrealized losses on investments in mortgage-backed securities and collateralized mortgage obligations were caused by market interest rate increases. The contractual cash flows of these securities or the underlying loans are guaranteed by various government agencies or government sponsored enterprises. Because the decline in fair value is attributable to changes in market interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or possibly to maturity and the Company has no current intent to sell these securities, these investments are not considered other-than-temporarily impaired.

The proceeds from sales and calls of securities, gross realized gains and gross realized losses from sales and calls during 2006, 2005 and 2004 are as follows:

(dollars in thousands)	December 31,		
	2006	2005	2004
Proceeds	**$97,842**	275,855	1,155,807
Gross realized gains	**55**	6,297	25,006
Gross realized losses	**651**	298	11,294

The amount of securities available for sale that have been pledged to secure short-term borrowings and for other purposes required by law amounted to $138.5 million and $104.7 million at December 31, 2006 and 2005, respectively.

The Company has the following balances of securities available for sale as of December 31, 2006 that represent greater than 10% of shareholders equity:

	Amortized Cost	Fair Value
Federal Home Loan Bank	**$176,160**	**172,700**
Federal National Mortgage Association	**137,038**	**134,166**
Federal Home Loan Mortgage Corporation	**235,781**	**228,836**

(5) Loans and Allowance for Loan Losses

A summary of loans by category is as follows:

(dollars in thousands)	December 31,	
	2006	2005
Commercial	**$ 247,622**	202,570
Real estate - construction	**25,534**	22,123
Real estate mortgage	**1,240,312**	1,047,994
Home equity lines of credit	**242,555**	192,291
Installment loans	**6,491**	5,741
Total loans, net	**1,762,514**	1,470,719
Less: Allowance for loan losses	**35,616**	45,377
Net loans	**$1,726,898**	1,425,342

At December 31, 2006 and 2005, loans to executive officers, directors, and to associates of such persons aggregated $2.4 million and $3.0 million, respectively. During 2006, approximately $115 thousand of new loans were made and repayments of loans totalled approximately $740 thousand. In the opinion of management, such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions. These loans do not involve more than normal risk of collectibility or present other unfavorable features.

TrustCo lends primarily in the Capital District region of New York State and in the geographic territory surrounding its borders, and to a lesser extent, in Florida and the mid-Hudson Valley region of New York. Although the loan portfolio is diversified, a portion of its debtors' ability to repay depends significantly on the economic conditions prevailing in New York State.

The following table sets forth information with regard to nonperforming loans:

(dollars in thousands)	December 31,		
	2006	2005	2004
Loans in nonaccrual status	**$5,713**	1,662	557
Loans contractually past due 3 payments or more and still accruing interest	**211**	35	—
Restructured loans	**1,189**	1,518	2,610
Total nonperforming loans	**$7,113**	3,215	3,167

Interest on nonaccrual and restructured loans of $380 thousand in 2006, $250 thousand in 2005, and $377 thousand in 2004 would have been earned in accordance with the original contractual terms of the loans. Approximately $149 thousand, $201 thousand, and $329 thousand of interest on nonaccrual and restructured loans was collected and recognized as income in 2006, 2005, and 2004, respectively. There are no commitments to extend further credit on nonaccrual or restructured loans.

Notes to Consolidated Financial Statements *(continued)*

Transactions in the allowance for loan losses account are summarized as follows:

(dollars in thousands)	For the years ended December 31,		
	2006	2005	2004
Balance at beginning of year	**$45,377**	49,384	48,739
Adjustment upon adoption of Staff Accounting Bulletin No. 108	**(7,600)**	—	—
Adjusted balance at beginning of year	**37,777**	49,384	48,739
Provision (credit) for loan losses	**(3,575)**	(6,260)	450
Loans charged off	**(2,117)**	(2,464)	(5,797)
Recoveries on loans previously charged off	**3,531**	4,717	5,992
Balance at year end	**$35,616**	45,377	49,384

The Company identifies impaired loans and measures the impairment in accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (Statement 114), as amended. A loan is considered impaired when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement or the loan is restructured in a troubled debt restructuring. These standards are applicable principally to commercial and commercial real estate loans; however, certain provisions dealing with restructured loans also apply to retail loan products.

There were no nonaccrual commercial and commercial real estate loans classified as impaired loans at December 31, 2006 and 2005. Retail loans totaling $1.2 million as of December 31, 2006, and $1.5 million as of December 31, 2005, were restructured after the effective date of Statement 114 and, accordingly, are identified as impaired loans. None of the allowance for loan losses has been specifically allocated to these retail loans.

During 2006, 2005, and 2004, the average balance of impaired loans was $1.3 million, $1.9 million, and $2.9 million, respectively, and there was approximately $149 thousand, $201 thousand, and $314 thousand of interest income recorded on these loans in the accompanying Consolidated Statements of Income.

(6) Bank Premises and Equipment

A summary of premises and equipment at December 31, 2006 and 2005 follows:

(dollars in thousands)	**2006**	2005
Land	**$ 2,413**	2,413
Buildings	**24,372**	23,208
Furniture, fixtures and equipment	**27,395**	25,231
Leasehold improvements	**7,663**	6,467
	61,843	57,319
Accumulated depreciation and amortization	**(37,793)**	(35,585)
Total	**$24,050**	21,734

Depreciation and amortization expense approximated $2.7 million, $2.7 million, and $1.9 million for the years 2006, 2005, and 2004, respectively. Occupancy expense of the Bank's premises included rental expense of $3.1 million in 2006, $2.4 million in 2005, and $2.1 million in 2004.

(7) Deposits

Interest expense on deposits was as follows:

(dollars in thousands)	For the years ended December 31,		
	2006	2005	2004
Interest bearing checking accounts	**$1,303**	1,376	1,586
Savings accounts	**10,800**	6,769	7,968
Time deposits and money market accounts	**55,125**	35,481	28,223
Total	**$67,228**	43,626	37,777

At December 31, 2006, the maturity of total time deposits is as follows:

(dollars in thousands)	
Under 1 year	**$ 794,084**
1 to 2 years	**276,012**
2 to 3 years	**110,511**
3 to 4 years	**81,444**
4 to 5 years	**11,805**
Over 5 years	**2,313**
	$1,276,169

(8) Short-Term Borrowings

Short-term borrowings of the Company were cash management accounts as follows:

(dollars in thousands)	**2006**	2005
Amount outstanding at December 31,	**$95,507**	87,935
Maximum amount outstanding at any month end	**95,538**	87,935
Average amount outstanding	**95,239**	83,381
Weighted average interest rate:		
For the year	**3.89**	2.43
As of year end	**4.15**	3.32

Cash management accounts represent retail deposits with customers for which the Bank has pledged certain assets as collateral.

Trustco also has an available line of credit with the Federal Home Loan Bank which approximates the balance of securities pledged against such borrowings.

(9) Long-Term Debt

Long-term debt at December 31, 2006 and 2005, of $59 thousand and $87 thousand consisted of a FHLB term loan with an interest rate of 5.22% maturing in 2008. This debt was assumed as part of an acquisition during 2000. The FHLB loan is collateralized by approximately $500 thousand in deposits at the FHLB.

(10) Income Taxes

A summary of income tax expense/(benefit) included in the Consolidated Statements of Income follows:

(dollars in thousands)	For the years ended December 31, 2006	2005	2004
Current tax expense:			
Federal	**$20,607**	26,161	23,337
State	**602**	1,810	396
Total current tax expense	**21,209**	27,971	23,733
Deferred tax expense	**1,105**	2,874	3,106
Total income tax expense	**$22,314**	30,845	26,839

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2006 and 2005, are as follows:

(dollars in thousands)	December 31, 2006 Deductible temporary differences	2005 Deductible temporary differences
Benefits and deferred remuneration	**$ (69)**	460
Deferred loan fees, net	**18**	15
Difference in reporting the allowance for loan losses, net	**17,400**	21,676
Other income or expense not yet reported for tax purposes	**2,523**	5,254
Depreciable assets	**2,083**	2,253
Other items	**849**	555
Net deferred tax asset at end of year	**22,804**	30,213
Net deferred tax asset at beginning of year	**30,213**	33,087
Implementation of new accounting standard (Staff Accounting Bulletin No. 108)	**6,304**	—
Adjusted net deferred tax asset at beginning of year	**23,909**	33,087
Deferred tax expense	**$ 1,105**	2,874

Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Based primarily on the sufficiency of historical and expected future taxable income, management believes it is more likely than not that the remaining deferred tax asset of $22.8 million and $30.2 million at December 31, 2006 and 2005, respectively, will be realized.

In addition to the deferred tax items described in the preceding table, the Company has a deferred tax asset of $6.8 million and $4.0 million at December 31, 2006 and 2005, respectively, relating to the net unrealized losses on securities available for sale and a deferred tax liability at December 31, 2006 of $4.8 million as a result of the previously unrecognized overfunded position in the Company's pension and post retirement benefit plans. This deferred tax liability resulted from the adoption of SFAS No. 158 in 2006, there was no such deferred tax liability as of December 31, 2005.

The effective tax rates differ from the statutory federal income tax rate. The reasons for these differences are as follows:

	For the years ended December 31, 2006	2005	2004
Statutory federal income tax rate	**35.0%**	35.0	35.0
Increase/(decrease) in taxes resulting from:			
Tax exempt income	**(2.7)**	(2.3)	(3.5)
State income tax, net of federal tax benefit	**0.8**	1.7	0.8
Other items	**(0.1)**	(0.1)	(0.1)
Effective income tax rate	**33.0%**	34.3	32.2

(11) Benefit Plans

(a) Retirement Plan

The Company maintains a trusteed non-contributory pension plan covering employees that have completed one year of employment and 1,000 hours of service. The benefits are based on the sum of (a) a benefit equal to a prior service benefit plus the average of the employees' highest five consecutive years' compensation in the ten years preceding retirement multiplied by a percentage of service after a specified date plus (b) a benefit based upon career average compensation. The amounts contributed to the plan are determined annually on the basis of (a) the maximum amount that can be deducted for federal income tax purposes or (c) the amount certified by a consulting actuary as necessary to avoid an accumulated funding deficiency as defined by the Employee Retirement Income Security Act of 1974. Contributions are intended to provide for benefits attributed to service to date. During 2006, the Company determined that the pension plan would be frozen as of December 31, 2006 and that no additional benefit to employees would be accrued. As a result of this action the Company recognized a net curtailment gain of $372 thousand during 2006. Assets of the plan are administered by Trustco Bank's Trust Department. The following tables set forth the plan's funded status as of a December 31 measurement date and amounts recognized in the Company's consolidated statements of condition at December 31, 2006 and 2005.

Change in Projected Benefit Obligation:

(dollars in thousands)	2006	2005
Projected benefit obligation at beginning of year	**$28,542**	27,581
Service cost	**732**	804
Interest cost	**1,478**	1,519
Benefits paid	**(1,733)**	(1,567)
Net actuarial (gain) loss	**(54)**	205
Total effect from curtailment	**(2,794)**	—
Projected benefit obligation at end of year	**$26,171**	28,542

Notes to Consolidated Financial Statements *(continued)*

Change in Plan Assets and Reconciliation of Funded Status:

(dollars in thousands)	2006	2005
Fair value of plan assets at beginning of year	**$28,998**	29,242
Actual gain on plan assets	**3,509**	1,323
Benefits paid	**(1,733)**	(1,567)
Fair value of plan assets at end of year	**30,774**	28,998
Funded status	**4,603**	457
Unrecognized net actuarial (gain) loss	**(1,852)**	746
Unrecognized prior service cost	**—**	1,595
Net amount	**2,751**	2,798
Adjustment to overfunded position of plan assets for adoption of SFAS No. 158	**1,852**	—
Overfunded position	**$ 4,603**	2,798

The accumulated benefit obligation for the plan was $26.2 million and $25.8 million at December 31, 2006 and 2005, respectively.

Components of Net Periodic Pension Expense:

	For the years ended December 31,		
(dollars in thousands)	2006	2005	2004
Service cost	**$ 732**	804	784
Interest cost	**1,478**	1,519	1,499
Expected return on plan assets	**(1,856)**	(1,850)	(1,669)
Amortization of unrecognized prior service cost	**65**	106	90
Curtailment gain, net	**(372)**	—	—
Net periodic pension expense	**$ 47**	579	704

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(dollars in thousands) Year	Pension Benefits
2007	$1,538
2008	1,519
2009	1,496
2010	1,503
2011	1,519
2012 – 2016	8,027

The assumptions used to determine benefit obligations at December 31 are as follows:

	2006	2005
Discount rate	**5.50%**	5.50
Rate of increase in future compensation	**N.A.**	4.00

The assumptions used to determine net periodic pension expense for the years ended December 31 are as follows:

	2006	2005	2004
Discount rate	**5.50%**	5.75	6.00
Rate of increase in future compensation	**4.00**	4.50	5.00
Expected long-term rate of return on assets	**6.50**	6.50	6.00

The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive officers. The expense recorded for this plan was $427 thousand, $581 thousand, and $662 thousand, in 2006, 2005, and 2004, respectively. This plan supplements the defined benefit retirement plan for eligible employees that are negatively affected by the Internal Revenue Service limit on the amount of pension payments that are allowed from a retirement plan. The supplemental plan provides eligible employees with total benefit payments as calculated by the retirement plan without regard to this limitation. Benefits under this plan are calculated using the same actuarial assumptions and interest rates as used for the retirement plan calculations. The accumulated benefits under this supplementary pension plan was approximately $4.7 million as of December 31, 2006.

Rabbi trusts have been established for certain benefit plans. These trust accounts are administered by the Company's Trust Department and invest primarily in money market instruments. These assets are recorded at their market value and are included as other assets in the Consolidated Statements of Condition. As of December 31, 2006 and 2005, the trusts had assets totaling $6.4 million and $5.7 million, respectively.

(b) Postretirement Benefits

The Company permits retirees under age 65 to participate in the Company's medical plan by making certain payments. At age 65, the Bank provides a Medicare Supplemental program to retirees.

In 2003, the Company amended the medical plan to reflect changes to the retiree medical insurance coverage portion. The Company's subsidy of the retiree medical insurance premiums has been eliminated. The Company continues to provide postretirement medical benefits for a limited number of retired executives in accordance with their employment contracts.

The following tables show the plan's funded status as of a December 31 measurement date and amounts recognized in the Company's Consolidated Statements of Condition at December 31, 2006 and 2005.

Change in Accumulated Benefit Obligation:

(dollars in thousands)	2006	2005
Accumulated benefit obligation at beginning of year	**$1,272**	891
Service cost	**30**	35
Retiree contributions	**28**	176
Interest cost	**53**	65
Benefits paid	**(109)**	(221)
Net actuarial (gain) loss	**(243)**	326
Accumulated benefit obligation at end of year	**$ 1,031**	1,272

Notes to Consolidated Financial Statements *(continued)*

Change in Plan Assets and Reconciliation of Funded Status:

(dollars in thousands)	2006	2005
Fair value of plan assets at beginning of year	**$12,172**	11,726
Actual gain on plan assets	**1,435**	491
Retiree contributions	**28**	176
Benefits paid	**(109)**	(221)
Fair value of plan assets at end of year	**13,526**	12,172
Funded status	**12,495**	10,901
Unrecognized net actuarial gain	**(3,867)**	(2,680)
Unrecognized prior service credit	**(6,376)**	(6,780)
Net amount	**2,252**	1,441
Adjustment to overfunded position of plan assets for adoption of SFAS No. 158	**10,244**	—
Overfunded position	**$12,496**	1,441

Components of Net Periodic Benefit:

	For the years ended December 31,		
(dollars in thousands)	2006	2005	2004
Service cost	**$ 30**	35	12
Interest cost	**53**	65	31
Expected return on plan assets	**(402)**	(405)	(428)
Amortization of net actuarial gain	**(88)**	(75)	(107)
Amortization of prior service credit	**(403)**	(403)	(403)
Net periodic benefit	**$(810)**	(783)	(895)

Expected Future Benefit Payments

The following benefit payments are expected to be paid:

Year	Postretirement Benefits
2007	$ 37
2008	38
2009	39
2010	40
2011	41
2012 – 2016	224

The discount rate assumption used to determine benefit obligations at December 31 is as follows:

	2006	2005
Discount rate	**5.50%**	5.50

The assumptions used to determine net periodic pension benefit for the years ended December 31 are as follows:

	2006	2005	2004
Discount rate	**5.50%**	5.75	6.00
Expected long-term rate of return on assets, net of tax	**3.30**	3.45	3.90

For measurement purposes, a graded annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2006 and thereafter. Due to the plan amendment recognized in 2003 relating to the reimbursed portion of the retiree's medical insurance premiums, a one percentage point increase or decrease in the assumed health care cost in each year would have a negligible impact on the accumulated postretirement benefit obligation as of December 31, 2006, and the interest and service components of net periodic postretirement benefit cost for the year ended December 31, 2006.

(c) Major Categories of Pension and Postretirement Benefit Plan Assets:

The asset allocations of the Company's pension and postretirement benefit plans at December 31, were as follows:

	Pension Benefit Plan Assets		Postretirement Benefit Plan Assets	
	2006	2005	2006	2005
Debt Securities	**28.05%**	33.00	**28.74**	30.72
Equity Securities	**69.80**	64.37	**67.37**	64.01
Other	**2.15**	2.63	**3.89**	5.27
Total	**100.00%**	100.00	**100.00**	100.00

The expected long-term rate-of-return on plan assets, noted in sections (a) and (b) above, reflects long-term earnings expectations on existing plan assets. In estimating that rate, appropriate consideration was given to historical returns earned by plan assets and the rates of return expected to be available for reinvestment. Rates of return were adjusted to reflect current capital market assumptions and changes in investment allocations.

The Company's investment policies and strategies for the pension benefit and postretirement benefit plans prescribe a target allocation of 60% to 70% equity securities and 30% to 40% debt securities for the asset categories. The Company's investment goals are to maximize returns subject to specific risk management policies. Its risk management policies permit direct investments in equity and debt securities and mutual funds while prohibiting direct investment in derivative financial instruments. The Company addresses diversification by the use of mutual fund investments whose underlying investments are in domestic and international debt and equity securities. These mutual funds are readily marketable and can be sold to fund benefit payment obligations as they become payable.

The Company does not expect to make any contributions to its pension and postretirement benefit plans in 2007.

(d) Incentive and Bonus Plans

During 2006 the Company amended its profit sharing plan to include a 401(k) feature. Under the 401(k) feature the Company matches 100% of the aggregate salary contribution up to the first 3% of compensation and 50% of the aggregate contribution of the next 3%. No profit sharing contribution was made in 2006 but was replaced with Company contributions to the 401k feature of the plan. Expenses related to the plan aggregated $234.8 thousand for 2006 and $1.3 million in 2005 and 2004.

Notes to Consolidated Financial Statements *(continued)*

The Company also has an executive incentive plan. The expense of this plan is based on the Company's performance and estimated distributions to participants are accrued during the year and generally paid in the following year. The expense recorded for this plan was $1.5 million, $2.0 million and $2.1 million in 2006, 2005 and 2004, respectively.

The Company has awarded 2.7 million performance bonus units to the executive officers and directors. These units become vested and exercisable only under a change of control as defined in the plan. The units were awarded based upon the stock price at the time of grant and, if exercised under a change of control, allow the holder to receive the increase in value offered in the exchange over the stock price at the date of grant for each unit.

(e) Stock Option Plans

Under the 2004 TrustCo Bank Corp NY Stock Option Plan, the Company may grant options to its eligible employees for up to approximately 2.0 million shares of common stock. Under the 1995 TrustCo Bank Corp NY Stock Option Plan, the Company could have granted options to its eligible employees for up to approximately 7.9 million shares of common stock. Under the 2004 Directors Stock Option Plan, the Company could have granted options to its directors for up to approximately 200 thousand shares of its common stock. Under the 1993 Directors Stock Option Plan, the Company could have granted options to its directors for up to approximately 531 thousand shares of its common stock. The Company has approximately 1.2 million options available to be granted as of December 31, 2006.

Under each of these plans, the exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is ten years. Options vest over four years from the date the options are granted for the employees plans and they are immediately vested under the directors' plan. A summary of the status of TrustCo's stock option plans as of December 31, 2006, 2005 and 2004, and changes during the years then ended, are as follows:

	Outstanding Options		Exercisable Options	
	Shares	Weighted Average Option Price	Shares	Weighted Average Option Price
Balance, January 1, 2004	4,940,202	$ 8.97	4,402,120	$ 8.74
New options awarded - 2004	677,500	13.55	145,100	13.55
Cancelled options - 2004	(28,987)	10.38	(28,987)	10.38
Exercised options - 2004	(1,143,605)	7.63	(1,143,605)	7.63
Options became exercisable	—	—	333,394	10.63
Balance, December 31, 2004	4,445,110	10.00	3,708,022	9.42
New options awarded - 2005	526,000	12.15	114,800	12.15
Cancelled options - 2005	(12,000)	13.55	(12,000)	13.55
Exercised options - 2005	(781,061)	6.87	(781,061)	6.87
Options became exercisable	—	—	1,148,288	12.65
Balance, December 31, 2005	4,178,049	10.85	4,178,049	10.85
New options awarded - 2006	—	—	—	—
Cancelled options - 2006	**(26,250)**	**12.86**	**(26,250)**	**12.86**
Exercised options - 2006	**(95,133)**	**6.14**	**(95,133)**	**6.14**
Options became exercisable	—	—	—	—
Balance, December 31, 2006	**4,056,666**	**10.95**	**4,056,666**	**10.95**

The following table summarizes information about total stock options outstanding and exercisable at December 31, 2006:

Range of Exercise Price	Options Outstanding and Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
Less than $7.50	**13,076**	**1.0 years**	**5.97**
Between $7.51 and $10.00	**2,125,340**	**3.7 years**	**9.58**
Greater than $10.00	**1,918,250**	**7.5 years**	**12.50**
Total	**4,056,666**	**5.5 years**	**10.95**

As described in Note 1, the Company accelerated all unvested options in 2005, accordingly there are no unvested options as of December 31, 2006 and 2005. The decision to accelerate the vesting of these options was made primarily to reduce the non-cash compensation expense that would have been recorded in the Company's consolidated income statement in periods subsequent to the adoption of SFAS 123R.

(12) Commitments and Contingent Liabilities

(a) Leases

The Bank leases certain banking premises. These leases are accounted for as operating leases with minimum rental commitments in the amounts presented below. The majority of these leases contain options to renew.

(dollars in thousands)	
2007	$ 3,385
2008	3,320
2009	3,254
2010	3,225
2011	3,148
2012 and after	30,117
	$46,449

(b) Litigation

Existing litigation arising in the normal course of business is not expected to result in any material loss to the Company.

(c) Outsourced Services

During 2001, the Company contracted with third-party service providers to perform certain banking functions beginning 2002. The outsourced services include data and item processing for the Bank and trust operations. The service expense can vary based upon volume and nature of transactions processed. Outsourced service expense was $4.2 million in 2006, $4.1 million in 2005 and $4.3 million in 2004. The Company is contractually obligated to pay these third-party service providers approximately $4 million to $5 million per year through 2013.

Notes to Consolidated Financial Statements *(continued)*

(13) Earnings Per Share

A reconciliation of the component parts of earnings per share for 2006, 2005 and 2004 follows:

(dollars in thousands, except per share data)	Income	Weighted Average Shares Outstanding	Per share Amounts
For the year ended December 31, 2006:			
Basic EPS:			
Income available to common shareholders	**$45,325**	**74,904**	**$.605**
Effect of Dilutive Securities:			
Stock Options	**—**	**245**	**(.002)**
Diluted EPS	**$45,325**	**75,149**	**$.603**
For the year ended December 31, 2005:			
Basic EPS:			
Income available to common shareholders	$58,989	74,278	$.761
Effect of Dilutive Securities:			
Stock Options	—	469	(.005)
Diluted EPS	$58,989	75,397	$.782
For the year ended December 31, 2004:			
Basic EPS:			
Income available to common shareholders	$56,540	74,278	$.761
Effect of Dilutive Securities:			
Stock Options	—	803	(.008)
Diluted EPS	$56,540	75,081	$.753

As of December 31, 2006 and 2005, the number of antidulitive stock options excluded from diluted earnings per share was approximately 1.9 million and 665 thousand, respectively.

(14) Off-Balance Sheet Financial Instruments

Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a fee. Commitments sometimes expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank's normal credit policies, including obtaining collateral. The Bank's maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2006 and 2005, was $297.6 million and $306.7 million, respectively. Approximately 80% and 75% of these commitments were for variable rate products at the end of 2006 and 2005, respectively.

The Company does not issue any guarantees that require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $4.3 million and $2.8 million at December 31, 2006 and 2005, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2006 and 2005 was insignificant.

No losses are anticipated as a result of loan commitments or standby letters of credit.

(15) Fair Value of Financial Instruments

The fair values shown below represent management's estimates of values at which the various types of financial instruments could be exchanged in transactions between willing, unrelated parties. They do not necessarily represent amounts that would be received or paid in actual transactions.

(dollars in thousands)	As of December 31, 2006 Carrying Value	Fair Value
Financial assets:		
Cash and cash equivalents	**$ 291,338**	**291,338**
Securities available for sale	**1,048,270**	**1,048,270**
Loans	**1,726,898**	**1,737,746**
Accrued interest receivable	**20,591**	**20,591**
Assets invested in trust account	**6,448**	**6,585**
Financial liabilities:		
Demand deposits	**259,401**	**259,401**
Interest bearing deposits	**2,539,982**	**2,539,982**
Short-term borrowings	**95,507**	**95,507**
Long-term debt	**59**	**59**
Accrued interest payable	**3,029**	**3,029**

Notes to Consolidated Financial Statements *(continued)*

(dollars in thousands)	As of December 31, 2005 Carrying Value	Fair Value
Financial assets:		
Cash and cash equivalents	$ 312,863	312,863
Securities available for sale	1,084,076	1,084,076
Loans	1,425,342	1,462,679
Accrued interest receivable	18,432	18,432
Assets invested in trust account	5,679	5,721
Financial liabilities:		
Demand deposits	251,012	251,012
Interest bearing deposits	2,311,475	2,311,475
Short-term borrowings	87,935	87,935
Long-term debt	87	87
Accrued interest payable	2,204	2,204

The specific estimation methods and assumptions used can have a substantial impact on the resulting fair values of financial instruments. Following is a brief summary of the significant methods and assumptions used in estimating fair values:

Cash and Cash Equivalents

The carrying values of these financial instruments approximate fair values.

Securities

Fair values for all securities portfolios are based upon quoted market prices, where available. The carrying value of certain local, unrated municipal obligations was used as an approximation of fair value.

Loans

The fair values of all loans are estimated using discounted cash flow analyses with discount rates equal to the interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposit Liabilities

The fair values disclosed for noninterest bearing deposits, interest bearing checking accounts, savings accounts, and money market accounts are, by definition, equal to the amount payable on demand at the balance sheet date. The carrying value of all variable rate certificates of deposit approximates fair value. The fair value of fixed rate certificates of deposit is estimated using discounted cash flow analyses with discount rates equal to the interest rates currently being offered on certificates of similar size and remaining maturity.

Short-Term Borrowings, Long-Term Debt and Other Financial Instruments

The fair value of all short-term borrowings, long-term debt, and other financial instruments approximates the carrying value.

Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk. Such financial instruments consist of commitments to extend financing and standby letters of credit. If the commitments are exercised by the prospective borrowers, these financial instruments will become interest earning assets of the Company. If the commitments expire, the Company retains any fees paid by the prospective borrower. The fair value of commitments is estimated based upon fees currently charged to enter into similar agreements, taking into consideration the remaining terms of the agreements and the present creditworthiness of the borrower. For fixed rate commitments, the fair value estimation takes into consideration an interest rate risk factor. The fair value of these off-balance sheet items approximates the recorded amounts of the related fees, which are considered to be immaterial.

The Company does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as derivatives.

(16) Regulatory Capital Requirements

Office of Thrift Supervision (OTS) capital regulations require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2006 and 2005, Trustco Bank was required to maintain a minimum tangible capital of 1.5% of adjusted total assets, a minimum leverage ratio of core capital to adjusted total assets of 4.00% and a minimum ratio of total capital to risk weighted assets of 8.00%.

Federal banking regulations also establish a framework for the classification of banks into five categories: well capitalized, adequately capitalized, under capitalized, significantly under capitalized, and critically under capitalized. Generally, an institution is considered well capitalized if it has a leverage capital ratio of at least 5.0% (based on total adjusted quarterly average assets), a Tier 1 risk-based capital ratio of at least 6.0%, and a total risk-based capital ratio of at least 10.0%.

The foregoing capital ratios are based on specific quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulator about capital components, risk weighting and other factors.

Management believes that as of December 31, 2006 and 2005, Trustco Bank met all capital adequacy requirements to which it was subject. Further, the most recent regulator notification categorized the Bank as a well-capitalized institution. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

Under its prompt corrective action regulations, the OTS is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on an institution's financial statements. As stated above, the Bank has been classified as well capitalized for regulatory purposes, and therefore, these regulations do not apply. The following is a summary of actual capital amounts and ratios as of December 31, 2006 and 2005, for Trustco Bank:

Notes to Consolidated Financial Statements *(continued)*

(dollars in thousands)	As of December 31, 2006	
	Amount	Ratio
Leverage capital:	**228,114**	**7.25%**
Tier 1 risk-based capital:	**228,114**	**14.16**
Total risk-based capital:	**248,446**	**15.42**

(dollars in thousands)	As of December 31, 2005	
	Amount	Ratio
Leverage capital:	$222,327	7.82%
Tier 1 risk-based capital:	222,327	15.81
Total risk-based capital:	240,244	17.09

The following is a summary of actual capital amounts and ratios as of December 31, 2006 and 2005 for TrustCo on a consolidated basis:

(dollars in thousands)	As of December 31, 2006	
	Amount	Ratio
Leverage capital:	**241,898**	**7.67%**
Tier 1 risk-based capital:	**241,898**	**14.88**
Total risk-based capital:	**262,409**	**16.14**

(dollars in thousands)	As of December 31, 2005	
	Amount	Ratio
Leverage capital:	$234,162	8.04%
Tier 1 risk-based capital:	234,162	16.58
Total risk-based capital:	252,160	17.85

(17) Pending Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, Fair Value Measurements ("SFAS 157"). This statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, however, it is not expected to have a material effect on the Company's financial statements.

In February 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments,' which eliminates the exemption from applying SFAS 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. SFAS 155 also allows the election of fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement event. Adoption is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. Early adoption is permitted. This statement will be effective in 2007, however, it is not expected to have a material effect on the Company's financial statements.

In July 2006, FASB issued Financial Accounting Standards Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises' financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the effects of FIN 48.

(18) Parent Company Only

The following statements pertain to TrustCo Bank Corp NY (Parent Company):

Statements of Income

(dollars in thousands)	Years Ended December 31,		
Income:	**2006**	2005	2004
Dividends and interest from subsidiaries	**$49,144**	37,733	19,403
Net gain on sales of securities	**21**	4,068	21,157
Income from other investments	**219**	131	424
Total income	**49,384**	41,932	40,984
Expense:			
Operating supplies	**72**	67	61
Professional services	**66**	276	203
Miscellaneous expense	**163**	277	85
Total expense	**301**	620	349
Income before income taxes and subsidiaries' undistributed earnings	**49,083**	41,312	40,635
Income tax (benefit) expense	**(14)**	1,485	8,303
Income before subsidiaries' undistributed earnings	**49,097**	39,827	32,332
(Excess distributions by subsidiaries over earnings)/ equity in undistributed earnings of subsidiaries	**(3,772)**	19,162	24,208
Net income	**$45,325**	58,989	56,540

Statements of Condition

(dollars in thousands)	December 31,	
Assets:	**2006**	2005
Cash in subsidiary bank	**$ 14,133**	12,603
Investments in subsidiaries	**225,536**	216,647
Securities available for sale	**7,142**	6,841
Other assets	**—**	3
Total assets	**$246,811**	236,094
Liabilities and shareholders' equity:		
Accrued expenses and other liabilities	**$ 7,288**	7,433
Total liabilities	**7,288**	7,433
Shareholders' equity	**239,523**	228,661
Total liabilities and shareholders' equity	**$246,811**	236,094

Notes to Consolidated Financial Statements *(continued)*

Statements of Cash Flows

(dollars in thousands)	Years Ended December 31,		
	2006	2005	2004
Increase/(decrease) in cash and cash equivalents:			
Cash flows from operating activities:			
Net income	**$ 45,325**	58,989	56,540
Adjustments to reconcile net income to net cash provided by operating activities:			
Excess distributions by subsidiaries over earnings/(equity in undistributed earnings of subsidiaries)	**3,772**	(19,162)	(24,208)
Net gain on sales of securities	**(21)**	(4,068)	(21,157)
Net change in other assets and accrued expenses	**(163)**	(943)	4,764
Total adjustments	**3,588**	(24,173)	(40,601)
Net cash provided by operating activities	**48,913**	34,816	15,939
Cash flows from investing activities:			
Proceeds from sales of securities available for sale	**156**	14,360	57,997
Purchases of securities available for sale	**(396)**	(12,166)	(29,951)
Net cash (used in)/provided by investing activities	**(240)**	2,194	28,046
Cash flows from financing activities:			
Proceeds from exercise of stock options and related tax benefits	**584**	3,818	9,281
Dividends paid	**(47,890)**	(44,905)	(44,504)
Payments to acquire treasury stock	**(8,801)**	(14,846)	(13,482)
Proceeds from sales of treasury stock	**8,964**	10,996	7,887
Net cash used in financing activities	**(47,143)**	(44,937)	(40,818)
Net increase/(decrease) in cash and cash equivalents	**1,530**	(7,927)	3,167
Cash and cash equivalents at beginning of year	**12,603**	20,530	17,363
Cash and cash equivalents at end of year	**$ 14,133**	12,603	20,530

Supplemental Information

Increase in dividends payable	**$ 17**	787	69
Change in unrealized (loss)/gain on securities available for sale — gross	**(40)**	4,139	19,328
Change in deferred tax effect on unrealized loss/(gain) on securities available for sale	**16**	(1,651)	(7,707)

TRUSTCO
Bank Corp NY

Branch Locations

NEW YORK

Airmont Office
327 Route 59 East
Airmont, NY
Telephone: (845) 357-2435

Altamont Ave. Office
1400 Altamont Ave.
Schenectady, NY
Telephone: (518) 356-1317

Altamont Ave. West Office
1900 Altamont Ave.
Rotterdam, NY
Telephone: (518) 355-1900

Ballston Spa Office
235 Church Ave.
Ballston Spa, NY
Telephone: (518) 885-1561

Bedford Hills Office
180 Harris Rd.
Bedford Hills, NY
Telephone: (914) 666-6230

Brandywine Office
State St. at Brandywine Ave.
Schenectady, NY
Telephone: (518) 346-4295

Briarcliff Manor Office
64 Route 100
Briarcliff Manor, NY
Telephone: (914) 762-7133

Central Ave. Office
163 Central Ave.
Albany, NY
Telephone: (518) 426-7291

Chatham Office
193 Hudson Avenue
Chatham, NY
Telephone: (518) 392-0031

Clifton Country Road Office
7 Clifton Country Rd.
Clifton Park, NY
Telephone: (518) 371-5002

Clifton Park Office
1018 Route 146
Clifton Park, NY
Telephone: (518) 371-8451

Cobleskill Office
RR #3, Rt. 7
Cobleskill, NY
Telephone: (518) 254-0290

Colonie Office
1892 Central Ave.
Colonie Plaza, Colonie, NY
Telephone: (518) 456-0041

Delmar Office
167 Delaware Ave.
Delmar, NY
Telephone: (518) 439-9941

East Greenbush Office
501 Columbia Turnpike
Rensselaer, NY
Telephone: (518) 479-7233

Elmsford Office
100 Clearbrook Rd.
Elmsford, NY
Telephone: (914) 345-1808

Exit 8/Crescent Rd. Office
CVS Plaza
Clifton Park, NY
Telephone: (518) 383-0039

Fishkill Office
1542 Route 52
Fishkill, NY
Telephone: (845) 896-8260

Freemans Bridge Rd. Office
Trustco Center
Glenville, NY
Telephone: (518) 344-7510

Glens Falls Office
3 Warren Street
Glens Falls, NY
Telephone: (518) 798-8131

Greenwich Office
131 Main St.
Greenwich, NY
Telephone: (518) 692-2233

Guilderland Office
3900 Carman Rd.
Schenectady, NY
Telephone: (518) 355-4890

Halfmoon Office
Country Dollar Plaza
Halfmoon, NY
Telephone: (518) 371-0593

Highland Office
3580 Route 9W
Highland, NY
Telephone: (845) 691-7023

Hoosick Falls Office
47 Main St.
Hoosick Falls, NY
Telephone: (518) 686-5352

Hudson Office
507 Warren St.
Hudson, NY
Telephone: (518) 828-9434

Hudson Falls Office
3376 Burgoyne Ave.
Hudson Falls, NY
Telephone: (518) 747-0886

Latham Office
1 Johnson Rd.
Latham, NY
Telephone: (518) 785-0761

Loudon Plaza Office
372 Northern Blvd.
Albany, NY
Telephone: (518) 462-6668

Madison Ave. Office
1084 Madison Ave.
Albany, NY
Telephone: (518) 489-4711

Malta 4 Corners Office
2471 Route 9
Malta, NY
Telephone: (518) 899-1056

Malta Mall Office
43 Round Lake Rd.
Ballston Lake, NY
Telephone: (518) 899-1558

Mamaroneck Office
190 Boston Post Road
Mamaroneck, NY
Telephone: (914) 777-3023

Mayfair Office
286 Saratoga Rd.
Glenville, NY
Telephone: (518) 399-9121

Mechanicville Office
9 Price Chopper Plaza
Mechanicville, NY
Telephone: (518) 664-1059

Milton Office
2 Trieble Ave.
Ballston Spa, NY
Telephone: (518) 885-0498

Monroe Office
791 Rt. 17M
Monroe, NY
Telephone: (845) 782-1100

Mont Pleasant Office
Crane St. at Main Ave.
Schenectady, NY
Telephone: (518) 346-1267

New City Office
20 Squadron Blvd.
New City, NY
Telephone: (845) 634-4571

New Scotland Office
301 New Scotland Ave.
Albany, NY
Telephone: (518) 438-7838

Newton Plaza Office
588 New Loudon Rd.
Latham, NY
Telephone: (518) 786-3687

Niskayuna-Woodlawn Office
3461 State St.
Schenectady, NY
Telephone: (518) 377-2264

Northern Pines Road Office
649 Route 9
Gansevoort, NY
Telephone: (518) 583-2634

Pomona Office
1581 Route 202
Pomona, NY
Telephone: (845) 354-0176

Poughkeepsie Office
2656 South Rd.
(Route 9)
Poughkeepsie, NY
Telephone: (845) 485-6419

Queensbury Office
118 Quaker Rd.
Suite 9, Queensbury, NY
Telephone: (518) 798-7226

Rotterdam Office
Curry Road Shopping Ctr.
Rotterdam, NY
Telephone: (518) 355-8330

Rotterdam Square Office
93 W. Campbell Rd.
Rotterdam, NY
Telephone: (518) 377-2393

Route 2 Office — Latham
201 Troy-Schenectady Rd.
Latham, NY
Telephone: (518) 785-7155

Route 7 Office
1156 Troy-Schenectady Rd.
Latham, NY
Telephone: (518) 785-4744

Saratoga Office
34 Congress St.
Saratoga Springs, NY
Telephone: (518) 587-3500

Scotia Office
123 Mohawk Ave.
Scotia, NY
Telephone: (518) 372-9416

Sheridan Plaza Office
1350 Gerling St.
Schenectady, NY
Telephone: (518) 377-8517

Slingerlands Office
1569 New Scotland Avenue
Slingerlands, NY
Telephone: (518) 439-9352

South Glens Falls Office
Glengate Shopping Plaza
133 Saratoga Road, Suite 1
South Glens Falls, NY
Telephone: (518) 793-7668

State Farm Rd. Office
2050 Western Ave.
Guilderland, NY
Telephone: (518) 452-6913

Branch Locations

State St. Albany Office
112 State St.
Albany, NY
Telephone: (518) 436-9043

State St. Schenectady Office
320 State St.
Schenectady, NY
Telephone: (518) 377-3311

Stuyvesant Plaza Office
Western Ave. at Fuller Rd.
Albany, NY
Telephone: (518) 489-2616

Tanners Main Office
345 Main St.
Catskill, NY
Telephone: (518) 943-2500

Tanners West Side Office
238 West Bridge St.
Catskill, NY
Telephone: (518) 943-5090

Troy Office
5th Ave. and State St.
Troy, NY
Telephone: (518) 274-5420

Union Street East Office
1700 Union St.
Schenectady, NY
Telephone: (518) 382-7511

Upper Union Street Office
1620 Union St.
Schenectady, NY
Telephone: (518) 374-4056

Ushers Road Office
308 Ushers Rd.
Ballston Lake, NY
Telephone: (518) 877-8069

Valatie Office
2929 Route 9
Valatie, NY
Telephone: (518) 758-2265

Wappingers Falls Office
1490 Route 9
Wappingers Falls, NY
Telephone: (845) 298-9315

West Sand Lake Office
3707 NY Rt. 43
West Sand Lake, NY
Telephone: (518) 674-3327

Wilton Mall Office
Route 50
Saratoga Springs, NY
Telephone: (518) 583-1716

Wolf Road Office
34 Wolf Rd.
Albany, NY
Telephone: (518) 458-7761

Wynantskill Office
134-136 Main St., Rt. 66
Wynantskill, NY
Telephone: (518) 286-2674

FLORIDA

Apollo Beach Office
6434 Apollo Beach Blvd.
Apollo Beach, FL
Telephone: (813) 649-0460

Clermont Office
12305 US Route 27 Unit 108
Clermont, FL
Telephone: (352) 243-2563

Colonial Drive Office
4450 East Colonial Dr.
Orlando, FL
Telephone: (407) 895-6393

Curry Ford Road Office
Shoppes at Andover, Suite 116
3020 Lamberton Boulevard
Orlando, FL
Telephone: (407) 277-9663

Dean Road Office
3920 Dean Rd.
Orlando, FL
Telephone: (407) 657-8001

East Colonial Office
12901 East Colonial Drive
Orlando, FL
Telephone: (407) 275-3075

Lake Mary Office
350 West Lake Mary Blvd.
Sanford, FL
Telephone: (407) 330-7106

Leesburg Office
1330 Citizens Blvd., Suite 101
Leesburg, FL
Telephone: (352) 365-1305

Longwood Office
1400 West State Rd.
Longwood, FL
Telephone (407) 339-3396

Maitland Office
9400 US Rt. 17/92, Suite 1008
Maitland, FL
Telephone: (407) 332-6071

Orange City Office
902 Saxon Blvd.
Orange City, FL
Telephone: (386) 775-1392

Osprey Office
1300 South Tamiami Trail
Osprey, FL
Telephone: (941) 918-9380

Oviedo Office
1875 West County Road 419
Suite 600
Oviedo, FL
Telephone: (407) 365-1145

Rinehart Road Office
1185 Rinehart Road
Sanford, FL
Telephone: (407) 268-3720

Sarasota Office
2704 Bee Ridge Road
Sarasota, FL
Telephone: (941) 929-9451

South Clermont Office
16908 High Grove Blvd.
Clermont, FL
Telephone: (352) 243-9511

Tuskawilla Road Office
1295 Tuskawilla Road
Winter Springs, FL
Telephone: (407) 695-5558

Villaggio Office
851 SR 434
Winter Springs, FL
Telephone: (407) 327-6064

MASSACHUSETTS

Pittsfield Office
1 Dan Fox Drive
Pittsfield, MA
Telephone: (413) 442-1330

NEW JERSEY

Ramsey Office
385 N. Franklin Turnpike
Ramsey, NJ
Telephone: (201) 934-1429

VERMONT

Bennington Office
215 North St.
Bennington, VT
Telephone: (802) 447-4952

TRUSTCO Bank Corp NY

TrustCo Bank Corp NY Officers and Board of Directors

OFFICERS

PRESIDENT AND CHIEF EXECUTIVE OFFICER
Robert J. McCormick

EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
Robert T. Cushing

EXECUTIVE VICE PRESIDENT AND CHIEF BANKING OFFICER
Scot R. Salvador

SECRETARY
Thomas M. Poitras

ASSISTANT SECRETARIES
Robert M. Leonard
Sharon J. Parvis

Directors of TrustCo Bank Corp NY are also Directors of Trustco Bank

BOARD OF DIRECTORS

Joseph Lucarelli
President
Traditional Builders
Residential Construction

Thomas O. Maggs
President
Maggs & Associates
Insurance Agency

Anthony J. Marinello, M.D., Ph.D.
Physician

Robert A. McCormick
Chairman
TrustCo Bank Corp NY

Robert J. McCormick
President and Chief Executive Officer
TrustCo Bank Corp NY

William D. Powers
Partner
Powers & Co., LLC
Consulting

William J. Purdy
President
Welbourne & Purdy Realty, Inc.
Real Estate

FLORIDA ADVISORY BOARD MEMBERS

Brian C. Dowdell M.D., M. S.
Jeffrey R. Jontz
Cinda S. Mersel
Charles R. Orden
Sanford C. Shugart, Ph.D.
Kathleen R. Walters

HONORARY DIRECTORS

Lionel O. Barthold
M. Norman Brickman
Bernard J. King
Nancy A. McNamara
William H. Milton, III
John S. Morris, Ph.D.
James H. Murphy, D.D.S.
Richard J. Murray, Jr.
Daniel J. Rourke, M.D.
Anthony M. Salerno
Edwin O. Salisbury
William F. Terry
Harry E. Whittingham, Jr.

Trustco Bank Officers

PRESIDENT AND CHIEF EXECUTIVE OFFICER
Robert J. McCormick

EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
Robert T. Cushing

EXECUTIVE VICE PRESIDENT AND CHIEF BANKING OFFICER
Scot R. Salvador

AUDITOR
Kenneth E. Hughes, Jr.

ACCOUNTING/FINANCE
Vice Presidents
Michael M. Ozimek
Daniel R. Saullo

BRANCH ADMINISTRATION
Administrative Vice Presidents
Deborah K. Appel
Robert M. Leonard
Eric W. Schreck

BRANCH ADMINISTRATION (con't.)
Officers
John R. George
Michael V. Pitnell
Mary Jean Riley

COMPLIANCE
Vice President
Thomas M. Poitras

COMMERCIAL LENDING
Vice President
Patrick M. Canavan

Officers
Bradley T. Delarm
James M. Poole
Paul R. Steenburgh

FACILITIES
Vice President
George W. Wickswat

MORTGAGE LOANS
Vice President
Michael J. Lofrumento

OPERATIONS
Administrative Vice President
Kevin M. Curley
Officer
Colleen A. Meliski

PERSONNEL/QUALITY CONTROL
Vice President
Sharon J. Parvis

SALES/MARKETING
Vice President
Paul D. Matthews

TRUST DEPARTMENT
Vice President
Patrick J. LaPorta, Esq.
Officers
Stephanie A. Duma
Michael J. Ewell
Jesse C. Koepp
Richard W. Provost

General Information

ANNUAL MEETING
Monday, May 14, 2007
10:00 AM
Mallozzi's Restaurant
1930 Curry Road
Schenectady, NY 12303

CORPORATE HEADQUARTERS
5 Sarnowski Drive
Glenville, NY 12302
(518) 377-3311

DIVIDEND REINVESTMENT PLAN
A Dividend Reinvestment Plan is available to shareholders of TrustCo Bank Corp NY. It provides for the reinvestment of cash dividends and optional cash payments to purchase additional shares of TrustCo stock. The Plan has certain administrative charges and provides a convenient method of acquiring additional shares. Trustco Bank acts as administrator for this service and is the agent for shareholders in these transactions. Shareholders who want additional information may contact the TrustCo Shareholder Services Department at (518) 381-3601.

DIRECT DEPOSIT OF DIVIDENDS
Electronic deposit of dividends, which offers safety and convenience, is available to TrustCo shareholders who wish to have dividends deposited directly to personal checking, savings or other accounts. Electing direct deposit will not affect the mailing of annual and quarterly reports and proxy materials. If you would like to arrange direct deposit, please write the TrustCo Shareholder Services Department at the corporate headquarters address listed on this page.

EQUAL OPPORTUNITY AT TRUSTCO
Trustco Bank is an Affirmative Action Equal Opportunity Employer.

FORM 10-K
TrustCo Bank Corp NY will provide, without charge, a copy of its Form 10-K upon written request. Requests and related inquiries should be directed to Thomas M. Poitras, Secretary, TrustCo Bank Corp NY, P.O. Box 380, Schenectady, New York 12301-0380.

CODE OF CONDUCT
TrustCo Bank Corp NY will provide, without charge, a copy of its Code of Conduct upon written request. Requests and related inquiries should be directed to Sharon J. Parvis, Vice President-Personnel, TrustCo Bank Corp NY, P.O. Box 1082, Schenectady, New York 12301-1082.

NASDAQ SYMBOL: TRST
The Corporation's common stock trades on The Nasdaq Stock Market℠ under the symbol TRST. There are approximately 15 thousand shareholders of record of TrustCo common stock.

SUBSIDIARIES:
Trustco Bank
Glenville, New York
Member FDIC
(and its wholly owned subsidiary,
Trustco Vermont Investment Company
Bennington, Vermont)

ORE Subsidiary Corp.
Glenville, New York

TRANSFER AGENT
Trustco Bank
Securities Department
P.O. Box 380
Schenectady, New York 12301-0380

Trustco Bank® is a registered service mark with the U.S. Patent & Trademark Office.

Share Price Information

The following graph shows changes over a five-year period in the value of $100 invested in: (1) TrustCo's common stock; (2) Russell 2000 and (3) an industry group of seventeen other regional bank holding companies compiled by SNL Financial LC, called the Superregional Bank Index. The fifteen-year period is presented in addition to the five-year period required by the S.E.C. because it provides additional perspective, and TrustCo management believes that longer-term performance is of greater interest to TrustCo shareholders. The fifteen-year graph uses the value of $100 invested in (1) TrustCo's common stock, (2) Russell 2000, and (3) an industry group of seventeen other regional bank holding companies compiled by SNL Financial LC, called the Superregional Bank Index. The source for this information is compiled by SNL Financial and they no longer report the S&P 500 Index which was presented in prior years. Therefore TrustCo has chosen to present the Russell 2000, and the SNL Superregional Bank Index and have eliminated the S&P 500. The banks comprising the Superregional Bank Index are: BB&T Corp., Comerica Inc., Fifth Third Bancorp, First Horizon National Corp., Huntington Bancshares Inc., KeyCorp, M&T Bank Corp., Marshall & Ilsley Corporation, National City Corp., PNC Financial Services Group, Inc., Popular Inc., Regions Financial Corp., SunTrust Banks, Inc., U.S. Bancorp, Wachovia Corp., Wells Fargo & Co., and Zions Bancorp.

The S&P 500 index is not included in the 2006 graphs as the vendor, SNL Financial LC, no longer provides that information. If $100 was invested in the S&P 500 on December 31, 2001 that investment would be worth $135.03 as of December 31, 2006. The year-end pre-tax values of each investment are based on share price appreciation plus dividends paid, with cash dividends reinvested the date they were paid.


TrustCo Bank Corp NY
Total Return Performance
TrustCo Bank Corp NY
Russell 2000
SNL Superregional Banks
Index Value
200
175
150
125
100
75
50
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

	Period Ending					
Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
TrustCo Bank Corp NY	100.00	89.97	115.44	126.60	119.65	113.30
Russell 2000	100.00	79.52	117.09	138.55	144.86	171.47
SNL Superregional Banks	100.00	103.11	132.39	146.75	147.72	170.10

Share Price Information *(continued)*


TrustCo Bank Corp NY
Total Return Performance
TrustCo Bank Corp NY
Russell 2000
SNL Superregional Bank Index
Index Value
1,000
900
800
700
600
500
400
300
200
100
0
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Index	*Period Ending* 1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
TrustCo Bank Corp NY	100.00	130.49	183.38	188.83	260.86	304.55	468.02	616.28	566.48	629.50	784.24	705.57	905.33	99[illegible].84	938.31	888.54
Russell 2000	100.00	118.41	140.76	138.20	177.52	206.80	253.06	246.61	299.04	290.00	297.21	236.34	348.00	41[illegible].78	430.53	509.61
SNL Superregional Bank Index	100.00	127.80	133.71	126.48	197.29	273.44	396.81	427.83	349.20	436.07	423.55	436.70	560.75	62[illegible].56	625.64	720.46

END